As filed with the SEC on July 24, 2002
                                                               File No. 70-09913

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------

                        Pre-effective Amendment No. 3 to
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

                Pepco Holdings, Inc.               Conectiv
                701 Ninth Street, N.W.             800 King Street
                Washington, DC 20068.              Wilmington, DE 19899

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                              Pepco Holdings, Inc.
                    (Name of top registered holding company)
                    ----------------------------------------

 Dennis R Wraase         William T. Torgerson            Peter F. Clark
 President               General Counsel                 Vice President, General
 Pepco Holdings, Inc.    Potomac Electric Power Company  Counsel and Secretary
 701 Ninth Street, N.W.  701 Ninth Street, N.W.          Conectiv
 Washington, DC 20068.   Washington, DC 20068.           800 King Street
                                                         Wilmington, DE 19801

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:


 Sheri E. Bloomberg                       Judith A. Center
 Sonia Mendonca                           William C. Weeden
 LeBoeuf, Lamb, Greene & MacRae,          Skadden, Arps, Slate, Meagher &
 L.L.P.                                   Flom, L.L.P.
 125 West 55th Street                     1440 New York Avenue, NW
 New York, NY 10019-5389                  Washington, D.C. 20005
 (212) 424-8000                           (202) 371-7000
 Facsimile: (212) 424-8500                Facsimile: (202) 371-5760

                                TABLE OF CONTENTS

                                                                            Page


Item 1. Description of the Proposed Transaction................................1
   A.   Introduction...........................................................1
   B.   General Request........................................................2
   C.   The Companies..........................................................4
        1.    Pepco System.....................................................4
        2.    Conectiv System..................................................6
        3.    Pepco Holdings..................................................10
        4.    Regulatory Environment..........................................12
   D.   Description of the Transaction........................................16
        1.    The Mergers.....................................................16
        2.    Conditions to the Transaction...................................19
        3.    Background of the Transaction...................................21
        4.    Financing the Transaction.......................................30
        5.    Management and Operations of Pepco and Conectiv
              Following the Transaction.......................................31
        6.    Benefits of the Transaction.....................................32

Item 2. Fees, Commissions and Expenses........................................34

Item 3. Applicable Statutory Provisions.......................................35
   A.   Applicable Provisions.................................................35
   B.   Legal Analysis........................................................35
        1.    Section 10(b)...................................................35
        2.    Section 10(c)...................................................46
        3.    Section 10(f)...................................................57
        4.    Section 11(b)(2)................................................57
        5.    Section 13 - Intra-system Provision of Services.................59
        6.    Nonutility Reorganizations......................................68
        7.    Authorization to Engage in Energy-Related Activities
              Outside of the United States....................................69
        8.    Tax Allocation Agreement........................................71
        9.    Rule 54 Analysis................................................73

Item 4. Regulatory Approvals..................................................77

Item 5. Procedure.............................................................81

Item 6. Exhibits and Financial Statements.....................................82

Item 7. Information as to Environmental Effects...............................86

          This pre-effective Amendment No. 3 replaces and revises the Form U-1 Application-Declaration in this proceeding, originally filed in File No. 70-09913 on July 20, 2001 and Amendments No. 1 filed on January 9, 2002 and No. 2 filed on March 27, 2002, in their entireties, except that it does not replace exhibits previously filed.

Item 1. Description of the Proposed Transaction

     A.   Introduction

          This Application-Declaration ("Application") seeks approvals relating to the proposed acquisition of Potomac Electric Power Company ("Pepco"), a public utility company, and Conectiv, a registered public utility holding company. Applicants propose that upon the satisfaction of certain conditions, including receipt of all necessary regulatory approvals, Pepco and Conectiv will become subsidiaries of Pepco Holdings, Inc. ("Pepco Holdings"), formerly referred to as New RC, Inc., headquartered in Washington, DC (the "Transaction").

          Pepco Holdings was recently created as a direct wholly owned subsidiary of Pepco, and after the completion of the Transaction, as described below, will be the parent of both Pepco and Conectiv. After completion of the Transaction, Pepco and Conectiv stockholders will own the common stock of Pepco Holdings.

          The Transaction is conditioned upon, among other things, the approvals of Pepco and Conectiv stockholders (which were received on July 18, 2001 and July 17, 2001 respectively) and various state and federal regulatory agencies, as described below. All of the necessary approvals, other than the approval of the Commission, have been obtained as of the date of this Application. Upon consummation of the Transaction, Pepco Holdings will register with the Commission under the Public Utility Holding Company Act of 1935 (the "Act").

          The Transaction will create a stronger combined company, yielding significant benefits for customers, communities, shareholders, employees and the region. The combined company will become the largest electricity delivery company in the mid-Atlantic region in terms of both MW load and kWh sales. It will also be the largest owner of transmission facilities within the PJM Interconnection, L.L.C. ("PJM"). The combined company will serve 1.8 million customers in New Jersey, Delaware, Maryland, Virginia, and the District of Columbia. The combined company will have the size and scope needed to compete more effectively in the energy delivery and related retail markets.

          Each of Pepco and Conectiv will continue to operate under their existing names and each is committed to maintaining management teams in their current headquarters. Applicants do not expect significant workforce reductions other than limited common corporate level functions, and any workforce reductions will not affect reliability or the quality of customer service.

     B.   General Request

          Applicants request authorization under Sections 9(a)(2) and 10 of the Act to effect the Transaction. To implement the Transaction, Pepco Holdings proposes to form two wholly owned subsidiaries that will merge with and into respectively, Pepco and Conectiv ("Mergers"). Pepco stockholders will receive one share of Pepco Holdings' common stock for each share of Pepco common stock they hold prior to the Mergers. Conectiv common stockholders and Class A common stockholders/1 will receive either cash or Pepco Holdings common stock, subject to proration, such that the aggregate consideration paid to all Conectiv stockholders will be 50 percent cash and 50 percent stock. As a result of the Transaction, all of the outstanding shares of common stock of Pepco Holdings will be held by the former stockholders of Conectiv and Pepco

------------------
1 Conectiv has the following securities registered pursuant to Section 12(b) of Securities Exchange Act of 1934: Common stock, $0.01 par value, and Class A common stock, $ 0.01 par value. Both classes of stock are listed on the New York Stock Exchange. As of March 31, 2002, the authorized capital stock of Conectiv consisted of (a) 150,000,000 shares of Conectiv Common Stock, of which 83,010,813 shares were outstanding, (b) 10,000,000 shares of Class A Stock, of which 5,742,315 were outstanding, and (c) 20,000,000 shares of Preferred Stock, of which no shares were outstanding but of which 1,200,000 shares have been designated as Series One Junior Preferred Stock and 65,606 shares have been designated as Series Two Junior Preferred Stock, in each case reserved for issuance upon exercise of the Preferred Stock Purchase Rights distributed to the holders of Conectiv stock pursuant to the Stockholders Rights Agreement, dated as of April 23, 1998 between Conectiv and Conectiv Resource Partners, Inc.

and each share of each other class of capital stock of Conectiv and Pepco/2 shall be unaffected and remain outstanding./3

          In addition, the following authorizations with respect to the Pepco Holdings system are requested in this application:

          o To retain the non-utility businesses and subsidiaries of Pepco and Conectiv.

          o    To retain Conectiv's gas operations.

          o To extend the role of Conectiv Resource Partners, Inc. ("CRP") as a system service company to provide services to all associate companies in the Pepco Holdings system and authorize Pepco to provide services to all system companies as an agent of CRP, in each case to the extent described in Item 3.B.5 herein during a temporary transition period. The Applicants also request certain exemptions from the "at cost" standards of the Act with respect to services provided to specified subsidiaries.

          o To reorganize Pepco Holdings' direct and indirect nonutility subsidiaries without the need to seek further Commission authorization for an authorization period ending June 30, 2005, including, without limitation, reorganizing certain of Pepco's current second and third tier non-utility subsidiaries, Potomac Capital Investment Corporation ("PCI"), Pepco Energy Services, Inc. ("PES" or "Energy Services"), and Pepco Communications, Inc. ("PepCom") as first tier subsidiaries of Pepco Holdings shortly after consummation of the Transaction. Following any reorganization, Pepco Holdings will continue to hold, directly or indirectly, the same interest in the voting securities of the relevant nonutility subsidiary as immediately prior to

------------------
2 Pepco has the following securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934: Common stock, $1 par value and Guarantee by Pepco of the 7-3/8% Trust Originated Preferred Securities issued by Potomac Electric Power Company Trust I. Both are listed on the New York Stock Exchange. As of March 31, 2002, the authorized capital stock of Pepco consisted of (a) 200,000,000 shares of Pepco Common Stock, par value $1.00 per share, of which 107,125,976 shares were outstanding, (b) 8,800,000 shares of Preference Stock, par value $25 per share, of which no shares were outstanding, and 7,750,000 shares of preferred stock, par value $50 per share, of which 1,695,312 shares were outstanding.

3 See Agreement and Plan of Merger, dated as of February 9, 2001 among Potomac Electric Power Company, Pepco Holdings, Inc. and Conectiv ("Merger Agreement"), Exhibit B-1 herein.

               the reorganization and any intermediate nonutility holding companies formed as a result of such reorganizations will be wholly owned. Pepco's current first tier non-utility holding company, POM Holdings, Inc. ("POM") (formerly known as Pepco Holdings, Inc.) is expected to remain in existence after consummation of the Transaction but will not have any subsidiaries following the non-utility reorganization previously discussed.

          o To engage in energy-related activities outside of the United States for an authorization period ending June 30, 2005.

          o To allocate consolidated tax among the companies within the Pepco Holdings system pursuant to a Tax Allocation Agreement.

     C.   The Companies

          1.   Pepco System

          Pepco is a public utility company within the meaning of the Act. Pepco is engaged in the transmission and distribution of electric energy in the Washington, D.C. metropolitan area. Pepco delivers electricity at regulated rates to approximately 700,000 customers in the District of Columbia ("D.C."), and major portions of Prince George's and Montgomery counties in suburban Maryland. During the transition to customer choice, the utility also is selling electricity at regulated rates within its service area.

          Pepco is regulated as a public utility in D.C., the State of Maryland, and, to a limited extent, in the Commonwealths of Pennsylvania (as a result of ownership of a 27% interest in the Conemaugh-Conestone EHV transmission line, which is used to transmit energy from the Conemaugh Generating Station to Pepco's facilities in other states, and 9.72% undivided tenant-in-common interest in an electric transmission switching station and related facilities at the Conemaugh Station) and Virginia (as a result ownership of 55 circuit power lines in Virginia that interconnect generation and transmission facilities owned by unaffiliated third parties with Pepco's transmission facilities in other states).

          In 2000, the generating segment of the electric utility industry continued to transition from a regulatory to a competitive environment, and in response to this transition, Pepco executed its business plan to exit the electricity generating business by completing the divestiture of substantially all of its generation assets in December 2000./4 Additionally, Pepco's comprehensive plans to implement customer choice were completed as Maryland and D.C. customers began to have their choice of electricity suppliers on July 1, 2000, and January 1, 2001, respectively.

          Pepco's transmission facilities, which currently are held directly by Pepco, are interconnected with those of other transmission owners that are members of PJM, an Independent System Operator ("ISO") approved by the Federal Energy Regulatory Commission ("FERC")./5 The interconnected facilities provide economic energy and reliability benefits by facilitating Pepco's participation in the federally regulated wholesale energy and capacity market. PJM administers all transmission service within the PJM region. PJM is the largest centrally dispatched electric control area in North America, with generating capacity resources of over 58,000 megawatts. The PJM staff centrally forecasts, schedules, and coordinates the operation of generating units, bilateral transactions, and the spot energy market to meet load requirements and administers a capacity market. PJM also monitors, evaluates and directs the operation of its members' transmission lines. The PJM Open Access Same Time Information System ("OASIS") is used to reserve transmission service. In addition, the PJM staff, working with transmission owners, coordinates the planning of new generator interconnections in the control area as well as the planning of the interconnected bulk power transmission system to deliver energy reliably and economically to customers. Pepco has an investment in the Keystone-Conemaugh 500kV system ("EHV") that traverses most of Pennsylvania.

          Pepco is also engaged in the sale of electricity, natural gas, and telecommunications in markets throughout the mid-Atlantic region through its wholly owned non-regulated subsidiary, POM. In May 1999, Pepco reorganized its non-regulated subsidiaries into two major operating groups to compete for market share in deregulated markets. As part of the reorganization, POM was created as the parent company of its two wholly owned subsidiaries, PCI and Energy Services.

------------------
4 The generation assets retained are all Exempt Wholesale Generators ("EWGs").

5 On July 12, 2001 the FERC conditionally granted RTO status to PJM. PJM Interconnection, LLC et al., 96 FERCP. 61,061 (2001)("PJM RTO Order").

          Potomac Electric Power Company Trust I (the "Trust"), a Delaware statutory business trust, and Edison Capital Reserves Corporation ("Edison"), a Delaware Investment Holding Company, are also wholly owned subsidiaries of Pepco. The Trust was established in April 1998 and exists for the exclusive purposes of (i) issuing Trust securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds from the sale of Trust Securities in Junior Subordinated Deferrable Interest Debentures issued by Pepco, and (iii) engaging only in other activities as necessary or incidental to the foregoing./6 Edison was established in 2000 and exists for the purposes of managing and investing a significant portion of the proceeds received from the divestiture of certain Pepco's generation assets.

          On a separate company basis (i) Pepco, for its utility operations, reported total assets of $3,936.0 million at March 31, 2002, and utility operating revenues of $1,622.0 million and net income of $148.5 million for the twelve months ended March 31, 2002, (ii) PCI reported total assets of $1,277.8 million at March 31, 2002, and operating revenues of $111.9 million and net loss of $(26.0) million for the twelve months ended March 31, 2002 and (iii) PES reported total assets of $218.0 million at March 31, 2002, and operating revenues of $665.8 million and net income of $5.6 million for the twelve months ended March 31, 2002. On a consolidated basis, Pepco reported total assets of $5,252.9 million at March 31, 2002, total operating revenues of $2,357.7 million and net income of $128.1 million for the twelve months ended March 31, 2002

          Pepco's existing public utility subsidiaries and nonutility companies are described in further detail in Exhibit K-1 to this Application.

          2.   Conectiv System

          Conectiv was formed on March 1, 1998, through a series of merger transactions and an exchange of common stock with Delmarva Power & Light Company ("Delmarva") and Atlantic Energy, Inc./7 Conectiv is a registered holding company under the Act and a Delaware corporation. Conectiv owns all of the outstanding common stock of Delmarva, a Delaware and

------------------
6 The securities issued by the Trust are reflected on the capitalization table set forth herein as $125 million company obligated mandatorily redeemable preferred securities of subsidiary trust which holds solely parent junior subordinated debentures.

7 See Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998) (the "Conectiv Merger Order").

Virginia corporation, and of Atlantic City Electric Company ("ACE"), a New Jersey corporation and formerly the wholly owned subsidiary of Atlantic Energy, Inc., which was merged into Conectiv upon the consummation of the merger transactions that resulted in Conectiv becoming a registered holding company. Conectiv also owns a number of other subsidiaries discussed below.

          Delmarva and ACE are Conectiv's largest subsidiaries. Delmarva and ACE are public utilities that supply and deliver electricity to their customers under the trade name Conectiv Power Delivery. Delmarva provides electric service in Delaware, Maryland and Virginia and natural gas service in northern Delaware. ACE provides electric service in New Jersey./8 Delmarva and ACE deliver electricity within their service areas to approximately 973,600 customers through their respective transmission and distribution systems and also supply electricity to most of their electricity delivery customers. Delmarva has about 472,600 customers in its service area and ACE has about 501,000 customers in its service area. Delmarva's regulated electric service area has a population of approximately 1.2 million and covers an area of about 6,000 square miles on the Delmarva Peninsula (Delaware and portions of Maryland and Virginia). ACE's regulated service area is located in the southern one-third of New Jersey, covers an area of about 2,700 square miles, and has a population of approximately 900,000. Delmarva delivers natural gas through its gas transmission and distribution systems to approximately 110,800 customers in a service territory that covers about 275 square miles in northern Delaware and has a population of approximately 500,000.

          ACE is subject to regulation as a public utility in the State of New Jersey and Delmarva is subject to regulation as a public utility in the States of Delaware, and Maryland, and the Commonwealth of Virginia. Both ACE and Delmarva are subject, to a limited extent, to regulation by the Commonwealth of Pennsylvania.

          A transition to market pricing and terms of service for supplying electricity to customers in the regulated service areas of Delmarva and ACE began in 1999. Substantially all of the customers of Delmarva and ACE can now elect to choose an alternative electricity supplier. In response to these changes, Conectiv formed Conectiv Energy Holding Company

------------------
8 The electricity delivered by Delmarva and ACE may be supplied to customers by alternative suppliers, Delmarva or ACE. Gas delivered may be supplied to customers by alternative suppliers or Delmarva.

("CEH") in 2000. CEH and its subsidiaries are engaged in electricity production and sales, energy trading and marketing.

          In addition to the power delivery conducted by Delmarva and ACE, Conectiv, through its subsidiaries, is engaged in the generation, purchase, trading, and sale of electricity, including the obligations of Delmarva and ACE as default suppliers, gas and other energy supply trading activities./9

          CEH owns 100% of the stock of ACE REIT, Inc. ("ACE REIT"), CESI,/10 Conectiv Delmarva Generation, Inc. ("CDG") and Conectiv Pennsylvania Generation, Inc. ("CPGI"). ACE REIT owns 100% of the interests in Conectiv Atlantic Generation, LLC ("CAG"), a merchant generation company,/11 and CESI owns 100% of the stock of Conectiv Operating Services Company ("COSC"), a company that operates and maintains power plants./12 CDG, CAG and CPGI are utilities within the meaning of the Act.

          In addition, Conectiv is changing the types of electric generation plants its owns by selling the majority of its baseload plants and increasing its mid-merit generation portfolio. Based on megawatts of generating capacity, in 2002 Conectiv expects to enter into agreements to sell approximately 25% (739.70 MW) of the electric generating plants that it owned as of December 31, 2001 (2,963.70 MW)./13 Conectiv is building new mid-merit electric generating plants, which Conectiv's management expects will provide a better strategic fit with Conectiv's

------------------
9 See order authorizing the restructuring of the Conectiv nonutility operations and the merger into Conectiv Energy Supply, Inc. ("CESI") of Petron Oil Corporation and the acquisition of stock of Delmarva Operating Services Company (now Conectiv Operating Services Company) during phase 1 of the restructuring and of Atlantic Generation, Inc. during phase 2 of the restructuring (Conectiv, Holding Co. Act Release No. 26953 (Dec. 16, 1998). Also within the Conectiv system is Conectiv Energy, Inc. ("CEI"), the assets of which CDG expects to acquire pursuant to authority previously granted by the Commission in Conectiv, Holding Co. Act Release No. 27192 (June 29, 2000).

10 Named Delmarva Energy Company at the time of the Conectiv Merger Order and later renamed.

11 In the context of restructuring the market for electricity, merchant generation is often used to describe a specialized "marketer" for the generating plants formerly owned by a vertically-integrated utility.


12 COSC's activities fall within the scope of Rule 58.

13 Delmarva's ownership interests in nuclear electric generating plants were sold on December 29, 2000 and ACE's ownership interests in nuclear electric generating plants were sold on October 18, 2001. As noted below, the sale of 1,081 MW of Delmarva's baseload coal-fired plans, under contract on December 31, 2000, was completed in June 2001.

energy trading activities and have more profitable operating characteristics than the plants to be sold.

          The capacity provided by the electric generating plants of Conectiv's subsidiaries as of December 31, 2001 is summarized below:


                                               As of 12/31/01                             Expected to be
                                            --------------------                            retained*
                                                                  Expected to be sold   -------------------
                                                    (MW)                  (MW)                 (MW)
Coal-fired generating units                        731                   471                   260
Oil-fired generating units                         686                   241                   445
Combustion turbines/combined cycle
generating units                                 1,516                    19                 1,497
Diesel units                                        30.7                   8.7                  22
Electric generating capacity                     2,963.7                 739.7               2,224

* Represents the electric generating units as of December 31, 2001, less the units expected to be sold by the end of the first quarter of 2003.

          In addition, as of December 31, 2001, Conectiv's subsidiaries had long-term purchased power contracts which provided 3,100 MW of capacity and varying amounts of firm electricity per hour during each month of a given year. Also, Delmarva agreed to purchase back 500 MW/hr of firm electricity per hour from the buyer of its generating plants beginning upon completion of the sale and continuing through December 31, 2005.

          As a member of PJM, the generation and transmission facilities of Conectiv are operated on an integrated basis with other electricity suppliers and transmission owners in Pennsylvania, New Jersey, Maryland and the District of Columbia, and are interconnected with other major utilities in the eastern half of the United States. In addition to having an investment in EHV, ACE and Delmarva each have investments in two other 500kV systems in the PJM region ("LDV" and "SE")./14 Each of Delmarva and ACE currently holds its interest in its transmission assets directly.

          Conectiv also holds direct and indirect interests in various nonutility businesses. Conectiv engages in power plant operation services through COSC, and district heating and cooling systems operation and construction services, through Conectiv Thermal Systems, Inc.

------------------
14 The EHV, LDV and SE systems interconnect and form the "backbone" of the PJM.

("CTS"), and in telecommunications services, including local and long distance telephone service and Internet services, through Conectiv Communications, Inc. ("CCI")./15

          In addition, Conectiv formed a subsidiary service company, Conectiv Resource Partners, Inc., to provide a variety of support services to Conectiv subsidiaries. The costs of Conectiv Resource Partners, Inc. are directly assigned or allocated to the Conectiv subsidiaries.


          The sources of Conectiv's consolidated revenues on a percentage basis are shown below:


                                        2001         2000       1999      1998
                                        ----         ----       ----      ----

Regulated electric revenues*            35.9%       40.0%       57.7%     62.4%

Competitive electric revenues           25.2%       18.1%       8.4%      9.3%

Gain on sale of power plants            5.1%         0.3%        --        --

Regulated gas revenues                  2.7%         2.3%       3.1%      3.5%

Competitive gas revenues                22.7%       28.4%       19.0%     13.9%

Other services**                        8.4%        10.9%       11.8%     10.9%

*Regulated electric and gas revenues include the supply and delivery of these commodities within the service areas of Delmarva and ACE.

**Other services include telecommunications, HVAC, petroleum sales, and other activities.

          All of Conectiv's direct and indirect nonutility subsidiaries are further described in Exhibit K-1.

          3.   Pepco Holdings

          Pepco Holdings was incorporated under the laws of Delaware on February 9, 2001, as a direct wholly owned subsidiary of Pepco. Pepco Holdings has issued 100 shares of common stock (with a par value of $.01 per share), all of which are owned by Pepco. Pepco Holdings was created to become the parent company of Pepco and Conectiv after the

------------------
15 In 2000, Conectiv sold its heating, ventilation and air conditioning ("HVAC") business and portions of CTS, which constructs and operates district heating and cooling systems. Conectiv also began exiting from the competitive retail energy business. In addition, on November 14, 2001, Conectiv sold substantially all of the assets of CCI. The retained assets are being used to provide telecommunication services to Conectiv and its affiliates. Conectiv Communications of Virginia, Inc., a Delaware corporation, formerly wholly owned by CCI was dissolved in June 2001. CCI is an exempt telecommunications company ("ETC") within the meaning of Section 34 of the Act.

consummation of the Transaction. After consummation of the Transaction, Pepco Holdings will register as a public utility holding company under the Act.

          As of and for the twelve months ended March 31, 2002, Pepco and Conectiv had the following financial results individually, and on an unaudited pro forma combined basis:

                                         Pepco             Conectiv        Pro Forma Combined
                                      ($ millions)       ($ millions)         ($ millions)
                                      ------------       ------------      ------------------
Total assets                              5,252.9             6,323.9             12,240.9
Total operating revenues                  2,357.7             5,315.0              7,677.2
Operating income                            309.2               758.8              1,082.5
Net Income                                  128.1               366.8                459.7

          The tables below show the capitalization of Pepco and Conectiv on an unaudited pro forma combined basis as of March 31, 2002.

                                                  Pepco           % of              Conectiv           % of
                                                 ($ mm)      capitalization          ($ mm)       capitalization
                                             --------------  --------------       ------------    --------------
Long-term debt                                  1,626.4(a)            39             1,316.8               30
Short-term debt                                   472.5(b)            12             1,622.5               36
Company obligated mandatorily
redeemable preferred securities of
subsidiary trust which holds solely
parent junior subordinated debentures             125.0                3               165.0                4
Preferred stock                                    84.8                2                48.3                1
Shareholders' equity                            1,823.0               44             1,309.4               29
Total capitalization                            4,131.7              100             4,462.0              100


                                                         Pro Forma Combined

                                                                 ($ mm)             % of capitalization
-------------------------------------------------------   ------------------    ---------------------------
Long-term debt                                                3,643.2(a)(c)                  40
Short-term debt                                               2,095.0(b)                     23
Company obligated mandatorily redeemable preferred
securities of subsidiary trust which holds solely
parent junior subordinated debentures                           290.0                         3
Preferred stock                                                 133.1                         2
Shareholders' equity                                          2,921.0                        32
Total capitalization                                          9,082.3                       100

(a)  Excludes capital lease obligations.
(b)  Excludes short term capital lease obligations.
(c) Includes $700 million of borrowings by Pepco Holdings to finance the Transaction.

          4.   Regulatory Environment

          Federal level

          In December 1999 and February 2000, the FERC issued its landmark Orders No. 2000 and 2000-A. Order 2000 requires all public utilities to join or form a regional transmission organization ("RTO") in furtherance of the FERC's goal to increase competition in the wholesale generation market. The qualifications to become certified by FERC as an RTO expand on the independence, scope, transmission service, ratemaking, and expansion planning elements needed to achieve approval as an ISO. As noted above, the FERC has conditionally granted RTO status to PJM./16

          Since 1927, PJM has provided economically efficient transmission and generation services throughout the mid-Atlantic region,/17 and has achieved for its members, including the Applicants, significant cost savings through shared generating reserves and integrated operations. The PJM members have transformed the previous coordinated cost-based pool dispatch into a bid-based regional energy market. With the implementation of the PJM Open Access Transmission Tariff ("OATT") on April 1, 1997, PJM began operating the nation's first regional, bid-based energy market. PJM has become the most liquid and active energy market in the country. PJM enables participants to buy and sell energy, capacity and ancillary services, schedule bilateral transactions or rely on a spot market and reserve transmission service throughout the entire PJM region. PJM provides accounting and billing services for these transactions. Applicants expect to continue to be transmission-owning members of PJM after consummation of the Transaction.

          As a result of Applicants' membership in PJM, PJM (rather than the Applicants) directs and administers significant aspects of the Applicants' transmission business. PJM directs the operation of the electric transmission facilities owned by the Applicants, as well as those of other PJM transmission owners. PJM provides the Applicants and all other transmission

------------------
16 The FERC has also directed PJM "to continue its current efforts at expanding Westward and to work with NYISO [the New York ISO] and ISO New England to develop a regional transmission organization that encompasses the entire Northeast." PJM RTO Order, supra.

17 The PJM service area presently includes all or part of Pennsylvania, New Jersey, Maryland, Delaware, Virginia, and the District of Columbia.

customers in PJM with non-discriminatory open access transmission service and all required ancillary services over the electric transmission facilities owned by the PJM transmission owners. PJM determines Available Transmission Capacity ("ATC") and operates an OASIS, processes requests for new transmission service, and receives and acts upon schedules from transmission customers. PJM also has the responsibility of preparing a regional plan for the enhancement and expansion of transmission facilities to meet the demands for firm transmission service in the PJM control area.

          Further, under the zonal rate structure used by PJM, each PJM "zone" includes the service area of one of the original ten PJM transmission owners (including the Applicants). Network transmission customers pay a single rate based on their pro rata share of the costs of the transmission facilities comprising the zone in which their load is located. Non-zonal load (load located outside of the PJM control area) is charged as a single rate based on the weighted average costs of all of the PJM transmission owners. Point-to-point transmission service customers pay a single rate for any service to load in a particular zone, or a single border rate (for non-zone load) that is based on the weighted average of all of the PJM transmission owners' zonal point-to-point rates.

          In essence, through the PJM OATT, the Applicants have open access to transmission service over the entire PJM area, regardless of the ownership of the lines and are able to transmit power paying a single, non-pancaked rate for firm service throughout PJM.

          Pepco

          In accordance with the terms of agreements approved by the Maryland Public Service Commission ("Maryland Commission") in 1999, retail access to a competitive market for generation services was made available to all Maryland customers on July 1, 2000. Also under these agreements, Maryland customers who are unable to receive generation services from another supplier, or who do not select another supplier, are entitled to receive services (default services) from Pepco until July 1, 2004, at a rate for the applicable customer class that is no higher than the bundled rate in effect on June 30, 2000, but subject to adjustment for tax law changes enacted by the Maryland General Assembly relating to its authorization of electric industry restructuring. Thereafter, Pepco will provide default services using power obtained through a competitive bidding process at regulated tariff rates determined on a pass-through basis and including an allowance for the costs incurred by Pepco in providing the services. In December 1999, the Maryland Commission approved rate reductions for all of Pepco's customers in Maryland. Although the amount of the reduction will vary somewhat by class of customer, the estimated overall net effect will be reductions for all customers equivalent to approximately 4% of base rates, or approximately $29 million in revenue per year. The Maryland arrangements permit Pepco to recover certain revenue lost as a result of the rate reductions through future generation procurement savings discussed below. A surcharge has been implemented to assist low-income customers in paying energy bills.

          In D.C., customers began to have their choice of electricity suppliers on January 1, 2001, with Pepco required to provide default service through February 8, 2005, except for default service for low income residential customers which Pepco is required to provide until February 8, 2007. On November 8, 1999, Pepco filed a Non-Unanimous Agreement of Stipulation and Full Settlement (the "D.C. Agreement"), which was approved by the D.C. Public Service Commission ("D.C. Commission") on December 22, 1999. Under the terms of the D.C. Agreement, the rates for service to residential customers in D.C. would be reduced by a total of 7% as follows: 2% effective January 1, 2000, an additional 1 1/2 % effective July 1, 2000, and an additional 3 1/2 % effective one month after the closing of the sale of the generation assets. The corresponding rate reductions for commercial customers in D.C. total 6 1/2 % as follows: 3 1/2 % on January 1, 2000, 1 1/2 % on July 1, 2000, and 1 1/2 % one month after the closing of the sale of the generation assets. The post-generation divestiture rate reductions of approximately $15 million annually represent the reductions through the operation of the generation procurement credit discussed below and are guaranteed, but may be recouped by Pepco if it is able to purchase electricity at a lower cost than its frozen production rate during the period Pepco's rates are capped. Pepco's rates will be capped at the levels in effect one month after the closing of the sale of the assets for a period of six years for certain low-income residential customers and four years for other customers. The period during which the caps will be in effect began one month following the date of the closing on the sale of the assets.

          In order to fulfill its default service obligations, Pepco entered into a full requirements contract with Mirant, formerly Southern Energy, at the time Pepco sold its generation assets to Mirant. Under that contract, Pepco has the option of acquiring all of the energy and capacity that is needed for default services from Mirant at prices that are below

Pepco's current cost-based billing rates for default service, thereby providing Pepco with a built-in profit margin on all default service sales that Pepco acquires from Mirant. Under the settlement agreements mentioned above, Pepco will share such profit amounts with customers on an annual cycle basis, beginning with the period from July 1, 2000 to June 30, 2001, in Maryland and from February 9, 2001 to February 8, 2002, in D.C. (the "Generation Procurement Credit" or "GPC"). In both jurisdictions, amounts shared with customers each year are determined only after Pepco recovers certain guaranteed annual reductions to customer rates.

          Conectiv

          The electric utility businesses of Delmarva and ACE were restructured in 1999 pursuant to legislation enacted in Delaware, Maryland, and New Jersey, and orders issued by the Delaware Public Service Commission ("Delaware Commission"), the Maryland Commission, and the New Jersey Board of Public Utilities ("NJBPU"). Among other things, the electric restructuring orders provide for the choice of alternative electricity suppliers by customers, decreases in customer electric rates, recovery of stranded costs (which are the uneconomic portion of assets and long-term contracts that resulted from electric utility industry restructuring), securitization of ACE's stranded costs, and the regulatory treatment of any gain or loss arising from the divestiture of electric power plants. All customers in ACE's service area could choose an alternative electricity supplier, effective August 1, 1999. All of Delmarva's Delaware and Maryland customers, or about 95% of Delmarva's customers, could choose an alternative electricity supplier by October 1, 2000. Customers representing approximately 4% of the combined peak loads of Delmarva and ACE were purchasing electricity from alternative suppliers as of December 31, 2000.

          Under New Jersey's Basic Generation Service ("BGS"), ACE is obligated, through July 31, 2002, to supply electricity to customers who do not choose an alternative electricity supplier. Delmarva is obligated to supply electricity to customers who do not choose an alternative electricity supplier for three years for non-residential customers and four years for residential customers during the transition periods that began on October 1, 1999, in Delaware, and July 1, 2000, in Maryland. Conectiv forecasts peak loads in 2002 of 2,622 MW for Delmarva's default service and 2,243 MW for ACE's BGS.

     D.   Description of the Transaction

          1.   The Mergers

          Pursuant to the Merger Agreement, Pepco Holdings will form two wholly owned subsidiaries ("Merger Sub A" and "Merger Sub B," collectively, the "Merger Subs"). Merger Sub A will be a corporation organized under the laws of the District of Columbia and Virginia. Merger Sub B will be a corporation organized under the laws of Delaware. Pepco Holdings will designate the officers of Merger Sub A and Merger Sub B. Subsequent to formation, the Merger Subs will become parties to the Merger Agreement.

          Merger Sub A will merge with and into Pepco, in accordance with the applicable provisions of the laws of Virginia and the District of Columbia ("Pepco Merger"). Pepco will be the surviving corporation and will continue its existence under the laws of the District of Columbia and Virginia. As a result of the Pepco Merger, Pepco will become a subsidiary of Pepco Holdings. The parties currently intend that shortly after the consummation of the Transaction, PHI will become a first tier subsidiary of Pepco Holdings.

         Merger Sub B will merge with and into Conectiv, in accordance with the laws of Delaware ("Conectiv Merger"). Conectiv will be the surviving corporation in the Conectiv Merger and will continue its existence under the laws of Delaware. As a result of the Conectiv Merger, Conectiv will become a subsidiary of Pepco Holdings.

         As a consequence of the Mergers, all property, rights, privileges, powers and franchises of Pepco and Merger Sub A will be vested in Pepco as the surviving corporation. All the debts, liabilities and duties of Pepco and Merger Sub A will also become debts, liabilities and duties of Pepco as the surviving corporation. Similarly, all property, rights, privileges, powers and franchises of Conectiv and Merger Sub B will be vested in Conectiv, as the surviving corporation. All the debts, liabilities and duties of Conectiv and Merger Sub B will also become debts, liabilities and duties of Conectiv as the surviving corporation. The officers of Merger Sub A and Merger Sub B will become, respectively, the officers of Pepco and Conectiv.

         By virtue of the Mergers, each share of common stock, par value $1.00 per share of Pepco ("Pepco Common Stock"), each share of common stock, par value $.01 per share, of Conectiv ("Conectiv Common Stock"), and each share of Class A common stock, par value $.01 per share of Conectiv ("Conectiv Class A Stock" and together with the Conectiv Common Stock, "Conectiv Stock") that are owned by Pepco, Conectiv or any of their subsidiaries, will be cancelled and no consideration will be delivered in exchange therefor ("Cancelled Stock").

         Shares of Pepco Common Stock (other than the Cancelled Stock and shares with respect to which the owner duly exercises the right to dissent under applicable law) will be converted into the right to receive one share of common stock, par value $.01 per share, of Pepco Holdings ("Pepco Holdings Common Stock") (the "Pepco Merger Consideration").

          Shares of Conectiv Common Stock (other than the Cancelled Stock and shares with respect to which the owner duly exercises the right to dissent under applicable law) will be converted into the right to receive: (a) $25.00 in cash (the "Conectiv Common Stock Cash Consideration") or (b) the number of validly issued, fully paid and nonassessable shares of Pepco Holdings Common Stock (the "Conectiv Common Stock Share Consideration") determined by dividing $25.00 by the Average Final Price/18 (the "Conectiv Common Stock Exchange Ratio"). The Conectiv Common Stock Exchange Ratio may vary in accordance with the Average Final Price within minimum and maximum exchange ratios established in Section
1.8 of the Merger Agreement.

          Shares of Conectiv Class A Stock other than Cancelled Stock and shares with respect to which the owner duly exercises the right to dissent under applicable law will be converted into the right to receive (a) $21.69 in cash (the "Class A Cash Consideration" and together with the Conectiv Common Stock Cash Consideration, the "Conectiv Cash Consideration") or (b) the number of validly issued, fully paid and nonassessable shares of Pepco Holdings Common Stock (the "Class A Share Consideration" and together with the Conectiv Common Stock Share Consideration, the "Conectiv Share Consideration") determined by dividing $21.69 by the Average Final Price (the "Class A Stock Exchange Ratio"). The Class A Stock Exchange Ratio may vary in accordance with the Average Final Price within minimum and maximum exchange ratios established in Section 1.8 of the Merger Agreement.

------------------
18 The calculation of the Average Final Price is more fully described in the Merger Agreement and consists of a volume-weighted average of the closing trading prices of Pepco common stock during a certain period of time prior to the closing of the Transaction.

          Each record holder of Conectiv Stock immediately prior to the consummation of the Transaction will be entitled to elect to receive shares of Pepco Holdings Common Stock or cash for all or any part of such holder's shares of Conectiv Stock. As described in Section 1.8 of the Merger Agreement, such election is subject to the requirement that, in the aggregate, 50% of the consideration to be paid to Conectiv stockholders consists of cash and 50% consists of Pepco Holdings common stock.

          Each share of common stock, without par value, of Merger Sub A that is issued and outstanding immediately prior to the consummation of the Transaction will be converted into one share of common stock, without par value, of Pepco. Each share of common stock, par value $.01 per share, of Merger Sub B that is issued and outstanding immediately prior to the consummation of the Transaction will be converted into one share of common stock, par value $.01 per share, of Conectiv.

          The estimated value of the consideration to be paid to Conectiv shareholders in exchange for their equity interests in Conectiv is approximately $2.2 billion.

          The Transaction will be accounted for by Pepco Holdings as an acquisition of Conectiv by Pepco using the purchase method of accounting for a business combination in accordance with generally accepted accounting principles. Under this method of accounting, the assets and liabilities of Conectiv will be recorded at their fair values and, if necessary, any excess of the merger consideration over those amounts will be recorded as goodwill. The results of operations and cash flows of Conectiv will be included in Pepco Holdings' financial statements prospectively as of the effective time of the transaction. Staff Accounting Bulletin No. 54, or SAB 54, generally requires that the premium paid in an acquisition using the purchase method of accounting be "pushed down" to the books of the acquired company, which in this case would be Conectiv. However, the Applicants have determined that, under applicable exceptions to the general rule, the premium paid in the Transaction will not be "pushed down" to Conectiv. Specifically, under SAB 54 application of push down accounting is not required when the acquired company will continue to have public debt, and Conectiv has and will have after the merger, publicly held debt (medium-term notes).

          2.   Conditions to the Transaction

          The Transaction will not be completed unless customary conditions, fully described in the Merger Agreement, are satisfied or waived by Pepco and Conectiv. The required conditions include stockholder approval, receipt of the regulatory approvals described in Item 4 herein, and the absence of governmental action to block the transaction. The required stockholder approvals were obtained on July 18, 2001 (Pepco) and July 17, 2001 (Conectiv). In addition, the following conditions must be satisfied or waived: the regulatory approvals do not contain materially adverse terms, the Pepco Holdings shares to be issued in the Transaction must be listed on the New York Stock Exchange, the representations and warranties contained in the Merger Agreement must be accurate, the material agreements in the Merger Agreement must be performed, the applicable tax opinions must be received, and a material adverse effect on either company must not have occurred.

          Pepco and Conectiv have the right to terminate the Merger Agreement by mutual written consent in the event that the Transaction has not been completed by August 9, 2002, or, if the only remaining condition at August 9, 2002 is the receipt of required regulatory approvals, by February 9, 2003. The companies also have the right to terminate the Merger Agreement if the Transaction is prohibited by a governmental entity, if the stockholders of Pepco or Conectiv do not adopt or approve the Merger Agreement, or if any of the companies materially violates, and does not cure, any of its representations, warranties or covenants.

          In addition, Pepco has the right to terminate the Merger Agreement if the Conectiv Board withdraws or adversely modifies its approval of the Merger Agreement, approves or recommends another acquisition proposal or resolves to take any of those actions. Conectiv also has the right to terminate the Merger Agreement if (i) the Conectiv Board approves a superior acquisition proposal, as long as Pepco has had an opportunity to propose revised transaction terms, (ii) the Pepco Board withdraws or adversely modifies its approval of the Merger Agreement or resolves to take any of those actions, or (iii) the Average Final Price is less than $16.50, subject to Pepco's right to supplement the value of the Conectiv Share Consideration to a value of $21.15 per share of Conectiv Common Stock (and $18.35 per share of Conectiv Class A Common Stock).

          Under the Merger Agreement, termination fees of $60 million are payable under the following circumstances:

          o By Conectiv to Pepco, in the event (a) Conectiv terminates the Merger Agreement due to the Conectiv Board's approval of a superior combination proposal, (b) Conectiv or Pepco terminates the Merger Agreement due to the failure of Conectiv's stockholders to adopt the Merger Agreement, at any time after February 9, 2001 and at or before the time of the Conectiv's stockholders' meeting, a bona fide acquisition proposal has been made public and has not been withdrawn and, within 12 months of the termination of the Merger Agreement, Conectiv enters into a definitive agreement with a third party with respect to an acquisition proposal (which is subsequently consummated), or (c) Pepco terminates the Merger Agreement as a result of the Conectiv Board withdrawing or modifying its approval of the Merger Agreement and the Transaction, approving or recommending another acquisition proposal, or resolving to do any of those things, so long as this action by the Conectiv Board giving rise to Pepco's termination right was not caused by Pepco entering into a definitive agreement with respect to a business combination involving Pepco that could reasonably be expected to materially delay or impede the consummation of the Transaction.

          o By Pepco to Conectiv, in the event (a) Conectiv or Pepco terminates the Merger Agreement due to the failure of Pepco's stockholders to adopt the Merger Agreement, at any time after February 9, 2001 and at or before the time of the Pepco stockholders' meeting, a bona fide proposal with respect to a business combination involving Pepco has been made public and not withdrawn and, within 12 months of the termination of the Merger Agreement, Pepco enters into a definitive agreement with a third party with respect to a business combination (which is subsequently consummated), or (b) Conectiv terminates the Merger Agreement as a result of the Pepco Board's withdrawing or modifying its approval of the

               Merger Agreement and the Transaction, or resolving to do any of those things.

          3.   Background of the Transaction

          Over the past several years, Pepco has carefully monitored market and regulatory developments in the electric utility industry that have substantially increased competition in all sectors of the industry and analyzed how best to position itself in this changing environment. In 1999, Pepco announced a strategy of being an electricity delivery company with growing energy and telecommunications retail businesses. Pepco determined that it was not big enough to achieve the economies of scale that would be needed in the long term to compete effectively in the rapidly consolidating nationwide generation business. As a result, Pepco decided to sell the bulk of the generation facilities it then owned in an auction process, which was completed in late 2000 and early 2001. The strategy announced by Pepco involves the continued operation and expansion of an electric distribution system in the mid-Atlantic region as well as the development of energy and telecommunications retail operations, in each case through both internal growth and acquisitions.

          Since the commencement of operations of Conectiv in 1998, the Conectiv Board has carefully followed the developments in the electric and natural gas industries. The Conectiv Board, with the assistance of management, has regularly reviewed the ongoing restructuring of the energy industry and has evaluated Conectiv's strategy in this context. After much consideration and review, and taking into account the legislative developments in Delaware, Maryland and New Jersey, the Conectiv Board adopted a strategy of disposing of Conectiv's interests in nuclear generating plants and baseload fossil fuel-fired generating plants and developing new mid-merit generation plants in the PJM region.

          Between January and July 2000, in the course of several meetings, the Conectiv Board, together with Conectiv's management and financial advisor, Credit Suisse First Boston Corporation, continued to evaluate the potential impact of the mid-merit strategy, including its significant capital requirements, on Conectiv and possible alternatives to implementing this strategy. As the Conectiv Board weighed the potential risks and benefits of the mid-merit strategy, the Conectiv Board determined that it should begin to consider the risks and benefits of potential strategic alternatives, including a possible business combination. In this regard, Credit

Suisse First Boston outlined for the Conectiv Board the process for soliciting proposals from potentially interested parties if the Conectiv Board decided to explore a possible business combination, and management and Credit Suisse First Boston discussed with the Conectiv Board potential strategic and financial parties who might have an interest in such a transaction. During these months, the Conectiv Board did not take any formal action relating to any potential strategic alternatives and determined that remaining independent and continuing to pursue the mid-merit strategy and existing long-term plans remained an alternative that was available depending on the results of further evaluation.

          During the spring of 2000, an ad hoc committee consisting of independent outside directors met several times to review in greater detail the possible acceleration of the mid-merit strategy. In June 2000, based on the recommendation of this ad hoc committee, the Conectiv Board instructed management to preserve the option of accelerating the implementation of the mid-merit strategy. At that time, the Conectiv Board also appointed another ad hoc committee of three independent outside directors to evaluate other strategic alternatives and authorized the retention by the ad hoc committee of outside advisors to assist in this evaluation. This second committee selected Credit Suisse First Boston as financial advisor and Simpson Thacher & Bartlett as special legal counsel on behalf of the Conectiv Board in connection with the evaluation of potential strategic alternatives.

          In August 2000, following several meetings with Credit Suisse First Boston and Simpson Thacher & Bartlett, the second ad hoc committee authorized Credit Suisse First Boston, with the consent of the Conectiv Board, to make preliminary contact with likely possible transaction candidates. In August, Credit Suisse First Boston contacted 10 potential domestic bidders, including Pepco, and 5 potential foreign bidders. Thereafter, several additional parties were contacted.

          When contacted in August 2000 in connection with the process established by Conectiv, Pepco's management determined that a business combination with Conectiv was consistent with Pepco's announced regionally-based strategy and, in October 2000, entered into a confidentiality agreement with Conectiv in order to participate in the process. At that time, Pepco engaged LeBoeuf, Lamb, Greene & MacRae, L.L.P. to act as its legal counsel and Merrill

Lynch, Pierce Fenner & Smith Incorporated ("Merrill Lynch") to act as its financial advisor in the process.

          On September 8, 2000, the Conectiv Board convened to review, among other matters, a report of the ad hoc committee relating to its evaluation of potential strategic alternatives. Representatives of Credit Suisse First Boston reviewed for the Conectiv Board the recent performance of utility stocks and recent mergers and acquisitions activity in the utility industry and reported that 10 parties had expressed interest in participating in a business combination with Conectiv. Credit Suisse First Boston also reviewed a potential timeline for the process of soliciting transaction bids. Representatives of Simpson Thacher & Bartlett then reviewed for the Conectiv Board its fiduciary duties in the context of commencing a process which could lead to a merger or acquisition transaction. After discussion, the Conectiv Board approved the recommendation of the ad hoc committee to commence a process for soliciting transaction proposals.

          Beginning in October 2000, with the assistance of Simpson Thacher & Bartlett and Potter Anderson & Corroon LLP, Conectiv's legal counsel, Conectiv negotiated and entered into confidentiality and standstill agreements with 13 parties, including Pepco, for the purpose of facilitating the delivery of confidential information regarding Conectiv to the parties who had expressed an interest in receiving such information. Beginning on October 14, 2000, each party that had entered into a confidentiality and standstill agreement received a confidential information memorandum relating to Conectiv and a letter inviting submission of preliminary indications of interest by November 13, 2000.

          On October 26, 2000, the Pepco Board met to review the potential transaction. John M. Derrick, Jr., Chairman and Chief Executive Officer, Dennis
R. Wraase, at that time President and Chief Financial Officer, and William T. Torgerson, at that time Senior Vice President, External Affairs and General Counsel, together with representatives from Merrill Lynch and LeBoeuf, Lamb, Greene & MacRae, L.L.P. reported to the Pepco Board on the process established by Conectiv and the status of due diligence review of Conectiv's operations.

          The Pepco Board discussed the terms of a potential indication of interest to be submitted by Pepco to Conectiv and authorized management to proceed with the indication of interest, with the understanding that any final offer would be subject to satisfactory completion of due diligence, negotiation of a definitive merger agreement and approval by the Pepco Board.

          On November 13, 2000, Conectiv received preliminary indications of interest from six parties for the acquisition of Conectiv. Among the parties expressing an interest was Pepco.

          On November 17, 2000, at a regularly scheduled meeting of the Conectiv Board, representatives of Credit Suisse First Boston discussed with the Conectiv Board the preliminary indications of interest received. The Conectiv Board decided to continue discussions with five of the initial bidders whose preliminary proposals offered the highest consideration for the Conectiv stockholders. The Conectiv Board authorized the process to continue but noted that it was preserving the option to remain independent, including the option to continue to implement the mid-merit business plan on an accelerated basis.

          On November 27, 2000, additional confidential materials were distributed to the five bidders who were invited to continue participating in the process. Thereafter, in December 2000 and January 2001, Conectiv's management made presentations to such parties concerning Conectiv and its business operations and responded to detailed due diligence inquiries.

          On December 5, 2000, the Conectiv Board, at its regularly scheduled meeting, continued its strategic review process and discussed with management and representatives of Credit Suisse First Boston the bidders remaining in the process. Since many of the remaining bidders, including Pepco, had indicated a desire to pay for the transaction at least partly in stock, Credit Suisse First Boston also gave an overview of potential "collar" structures and related issues. Simpson Thacher & Bartlett informed the directors of the material terms of the draft merger agreement which would be distributed to bidders. Simpson Thacher & Bartlett explained to the Conectiv Board that the draft merger agreement would provide for a part cash and part stock consideration and a fixed value formula without a collar for determining the amount of stock consideration. Simpson Thacher & Bartlett also explained that the draft merger agreement would provide that the merger consideration payable to the holders of the Conectiv Class A Common Stock would be determined in accordance with Conectiv's certificate of incorporation.

          On separate occasions between December 2000 and the time the Merger Agreement was executed, the Audit Committee of the Conectiv Board met to consult with

Conectiv's legal and financial advisors and to discuss the Conectiv Board's fiduciary duties, the provisions of Conectiv's certificate of incorporation and the anticipated terms of the Merger Agreement, the financial implications of a business combination and other matters, in each case as they related to the Conectiv Class A Common Stock.

          On January 12, 2001, the remaining transaction candidates were sent a letter outlining the procedures for submitting a final bid for Conectiv, accompanied by a draft merger agreement prepared by Simpson Thacher & Bartlett.

          On January 23, 2001, a meeting of the Conectiv Board was convened to update the Conectiv Board on the process for soliciting transaction proposals. Representatives of Credit Suisse First Boston informed the Conectiv Board that two of the five parties invited to continue in the process had elected to withdraw from the process. Credit Suisse First Boston then provided the Conectiv Board with additional information relating to the three parties, including Pepco, remaining in the process. Credit Suisse First Boston reported that one of the three remaining bidders had indicated that it was not prepared to bid for the entire company alone and accordingly was exploring an on-sale disposition of Conectiv's generation assets to another party in order to make a bid. Representatives of Simpson Thacher & Bartlett then provided a review of the material legal issues that might arise in negotiations with any of the three remaining bidders, including potential proposals containing collars. Howard Cosgrove, Chairman of the Board and Chief Executive Officer of Conectiv, and other members of management provided the Conectiv Board with a regulatory assessment of a potential transaction with each of the remaining parties. Potter Anderson & Corroon LLP and Simpson Thacher & Bartlett further informed the Conectiv Board of its fiduciary duties in the context of this process and discussed with the Conectiv Board the provisions of the certificate of incorporation regarding the treatment of Conectiv Class A Common Stock.

          On January 24, 2001, Conectiv received an unsolicited letter from a party expressing interest in acquiring Conectiv. On January 26, 2001, Conectiv's legal and financial advisors met with this party and its financial and legal advisors to explore whether a transaction was feasible and the potential timing of any such transaction. The preliminary price level expressed by this party was in the high range of the remaining three parties' indications of interest. This party, however, had not performed due diligence and informed Conectiv's advisors that it had not yet obtained commitments for the equity or debt financing required to complete a transaction. This party further advised that it would require at least another month to complete due diligence and be in a position to make a definitive proposal and begin to negotiate a definitive agreement.

          At the Pepco Board's regularly scheduled meeting on January 25, 2001, following conclusion of the Pepco Board's regularly scheduled business, representatives of LeBoeuf, Lamb, Greene & MacRae, L.L.P. discussed the duties of the Pepco Board in considering the submission of a bid to Conectiv as well as the terms of the proposed merger agreement to be included as part of the bid package. Representatives of Merrill Lynch discussed the proposed bid to be submitted to Conectiv. In addition, Messrs. Derrick and Wraase (who in the interim had been promoted to President and Chief Operating Officer) discussed the financial and strategic benefits and risks of the proposed transaction in the context of Pepco's business plans and the results of Pepco's due diligence review. After considering these discussions as well as the recommendation of Pepco's management, the Pepco Board authorized management to submit a bid and, if successful, to enter into a transaction with Conectiv substantially in the form provided in the bid. The Pepco Board authorized management to negotiate final terms for a transaction with Conectiv, but required further consultation with the Pepco Board regarding any material changes from the bid proposal. The Pepco Board also discussed the rationale behind a potential common stock dividend reduction and share repurchase program which was then under consideration and its relationship to the proposed acquisition of Conectiv should the bid be successful.

          On January 29, 2001, the deadline for all proposals under Conectiv's process, Pepco submitted a final bid to acquire Conectiv at a price of $24.00 per share of Conectiv Common Stock. Under Pepco's proposal, half of the consideration would consist of cash and the other half would consist of stock, with the stock consideration subject to a collar. The Pepco bid also stated that Pepco would, simultaneously with the execution of the merger agreement, announce a reduction of its dividend and a share repurchase program.

          Conectiv did not receive final proposals from the two other remaining participants in the process. One such participant indicated that its efforts to collaborate on a bid with a third- party purchaser of generation assets were not successful and thus it would be prepared, with additional due diligence, to make an offer to purchase only Conectiv's transmission and distribution assets. The proposed third-party purchaser of the generation assets also submitted a separate letter expressing interest in acquiring the generation assets with an indicated pricing level that was not considered attractive. The other participant in this process, a foreign utility company, indicated that it was not yet prepared to make a final bid because aspects of the transaction were continuing to be reviewed by its senior executives and that it could not provide a definitive timeframe for submitting a proposal.

          On January 31, 2001, a telephonic meeting of the Conectiv Board was convened. At this meeting, the Conectiv Board was briefed by Conectiv's management and legal and financial advisors on the material aspects of Pepco's bid, the status of the other two participants and the recent unsolicited inquiry. After this discussion, the Conectiv Board determined that, in light of the unattractiveness of selling only a portion of Conectiv and the preliminary and conditional nature of the unsolicited inquiry, the time and resources it would take to explore a transaction with either of such parties would delay or hinder Conectiv's ability to negotiate with Pepco and could jeopardize negotiation of a transaction with Pepco. The Conectiv Board authorized management and its advisors to commence negotiations with Pepco, particularly with respect to increasing the consideration for Conectiv's stockholders, and also directed Credit Suisse First Boston to ascertain whether a definitive bid would be forthcoming from the potential foreign bidder. The Conectiv Board requested that it be kept informed of these negotiations as well as developments with respect to any other potential bidders.

          On February 2, 2001, at the direction of the Conectiv Board, representatives of Credit Suisse First Boston contacted representatives of Merrill Lynch, to convey that a price of $24.00 per share of Conectiv Common Stock was not sufficient and to identify other aspects of Pepco's proposal that raised material issues for Conectiv. Later that day, Merrill Lynch indicated that Pepco was prepared to pay $24.50 per share of Conectiv Common Stock in cash and stock. Over the next few days, representatives of Credit Suisse First Boston and Merrill Lynch continued to hold discussions on price, the proposed collar and other material business and financial terms of the proposed transaction.

          Prior to the end of that week, in accordance with the instructions of the Conectiv Board, Credit Suisse First Boston attempted to ascertain from the potential foreign bidder and its financial advisors whether it would eventually submit a definitive bid, but was unable to obtain any assurances as to the timing or likelihood of any such bid being made.

          On February 5, 2001, Mr. Cosgrove contacted Mr. Derrick and stated that Conectiv was not prepared to negotiate and execute a merger agreement with Pepco at a price below $25.00 per share of Conectiv Common Stock. Mr. Cosgrove and Mr. Derrick also discussed, among other matters, the status of negotiations, regulatory risks and the number of directors from the Conectiv Board that should serve on Pepco Holdings' Board to increase representation by directors resident in or otherwise familiar with the service territories of Conectiv's utility subsidiaries. Later that evening, Mr. Derrick called Mr. Cosgrove to convey that Pepco would agree to the $25.00 per share price requested by Conectiv subject to satisfactory resolution of the other remaining open issues.

          On February 6, 2001, Simpson Thacher & Bartlett sent to LeBoeuf, Lamb, Greene & MacRae, L.L.P. a revised draft of the merger agreement reflecting the prior conversations between the chief executive officers and financial advisors as well as revisions reflecting Conectiv's response to certain aspects of Pepco's proposal. Between the evenings of February 6 and February 9, 2001, representatives of Simpson Thacher & Bartlett, Potter Anderson & Corroon LLP and LeBoeuf, Lamb, Greene & MacRae, L.L.P., along with Conectiv's and Pepco's management and financial advisors, met at the offices of Simpson Thacher & Bartlett to negotiate the merger agreement. During the same period, Conectiv's management and financial advisors received additional information with respect to Pepco's dividend reduction and share repurchase program and completed their due diligence of Pepco.

          On February 8, 2001, the Conectiv Board met to consider and review the terms of the proposed transaction with Pepco. Representatives of Simpson Thacher & Bartlett and Potter Anderson & Corroon LLP reviewed for the Conectiv Board its fiduciary and other legal duties, including duties with respect to the Conectiv Class A common stock. Mr. Cosgrove reviewed the status of discussions with Pepco and made a presentation with respect to management's recommendation that the Conectiv Board approve the proposed transaction with Pepco if the remaining issues could be resolved in a manner satisfactory to Conectiv. Conectiv Management then provided a regulatory assessment of the proposed transaction. Credit Suisse First Boston then reviewed with the Conectiv Board its financial analysis of the merger consideration payable in the transaction. Conectiv Management and Credit Suisse First Boston also reported on the due diligence that had been conducted on Pepco. Credit Suisse First Boston also reported that there were no further developments with respect to other potential bidders. Representatives of Simpson Thacher & Bartlett then reviewed in detail for the Conectiv Board the terms of the proposed Merger Agreement and the other legal aspects of the Pepco transaction.

          At this meeting, the Conectiv Board discussed, among other matters, the risks and benefits of the Pepco proposal, taking into account the matters described above. The Conectiv Board also considered the alternative of remaining independent and implementing the mid-merit strategy in that context, along with the execution risks relating to such strategy in light of the significant investments required by Conectiv going forward in the deregulated energy markets. After additional discussion and deliberation, the Conectiv Board authorized management and the advisors to complete the negotiation of the Merger Agreement.

          On February 9, 2001, the parties reached agreement on all of the remaining terms of the merger agreement.

          On February 9, 2001, the Pepco Board held a special meeting by telephone at which the board was provided updates by management, LeBoeuf, Lamb, Greene & MacRae, L.L.P. and Merrill Lynch on the final terms of the proposed transaction with Conectiv. Pepco Management also discussed with the Pepco Board the terms of the proposed dividend cut and share repurchase program. At that time, Merrill Lynch delivered its oral opinion to the Pepco Board (which was subsequently confirmed in writing) that, as of that date and based on the assumptions made, matters considered and limitations reviewed with the Pepco Board, the Pepco exchange ratio was fair from a financial point of view to the holders of Pepco Common Stock, taking into account the Conectiv Merger, and the consideration to be paid by Pepco in connection with the Conectiv Merger was fair from a financial point of view to Pepco. After considering and discussing these matters as well as the recommendation of management, the Pepco Board, by a unanimous vote, approved the Merger Agreement and the transactions contemplated thereby and authorized the execution of the Merger Agreement. The Pepco Board also approved a dividend cut, effective with the June 30 dividend to a rate of $1.00 per share annually and a share repurchase program not to exceed $450 million in the aggregate. On

February 9, 2001, Pepco caused Pepco Holdings to be formed in the State of Delaware and the Pepco Holdings Board approved the Merger Agreement.

          On the evening of February 9, 2001, a telephonic meeting of the Conectiv Board was convened. Mr. Cosgrove reported on the progress of the final negotiations with Pepco and reaffirmed management's recommendation of the proposed transaction on the terms that had been negotiated. At this meeting, Credit Suisse First Boston rendered to the Conectiv Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated February 9, 2001, to the effect that, as of that date and based on and subject to the matters described in the opinion, the Conectiv common stock consideration was fair, from a financial point of view, to the holders of Conectiv Common Stock and the Conectiv Class A Common Stock consideration was fair, from a financial point of view, to the holders of Conectiv Class A Common Stock. The Audit Committee reported to the Conectiv Board that, at a telephonic meeting convened earlier that evening, it had determined that the consideration for the Conectiv Class A Common Stock under the Merger Agreement was determined in accordance with Conectiv's certificate of incorporation and decided to recommend the transaction to the Conectiv Board. After additional discussion and deliberation, the Conectiv Board approved the Transaction and the Merger Agreement and decided to recommend to Conectiv stockholders that they adopt the Merger Agreement. One of the nine directors, citing concerns over the number of Conectiv directors to be appointed to the Pepco Holdings Board, voted against approval of the Transaction.

          Later that evening, the Merger Agreement was executed by Pepco, Conectiv and Pepco Holdings.

          4.   Financing the Transaction

          The management of Pepco and Pepco Holdings has evaluated various sources and methods of financing the amount necessary to fund a portion of the cash consideration to be paid in the transaction (the total amount of cash consideration is approximately $1.098 billion). Applicants intend to use approximately $400 million of the proceeds that Pepco has received from the recent sale of its generation assets to fund a portion of the Conectiv Cash Consideration, and intend to raise the remaining approximately $700 million of other funds required for the Transaction at the Pepco Holdings level through external sources. Such financings, however, will be offset by reductions since the date of its generation asset sale in a like amount of Pepco's borrowings. Sources of financing that Pepco Holdings is arranging include commercial and investment banks, institutional lenders and public securities markets.

          Pepco Holdings is currently planning to fund the merger with proceeds from the issuance of debt securities (the "Notes") in a private placement under
Section 144A of the Securities Act with various maturities prior to the merger closing. In connection with the issuance of the Notes, Pepco Holdings will enter into a registration rights agreement with the initial purchasers of the Notes. Pursuant to the registration rights agreement, Pepco Holdings will agree to file with the SEC, within 180 days after the closing of the private placement, an exchange offer registration statement on the appropriate form under the Securities Act with respect to the registered offer to exchange the Notes for registered debt securities (the "Exchange Notes"). The Exchange Notes will have terms identical to the Notes in all material respects, except that the Exchange Notes will not contain terms with respect to transfer restrictions, payment of additional interest, registration rights or mandatory redemption. As a back-up plan, in the event such issuance is not practical, Pepco Holdings has arranged a bridge bank facility which would be used in conjunction with commercial paper issuance to fund the merger consideration, which will be refinanced following completion of the Transaction in the public and/or private markets with debt and preferred securities of various maturities and types to be determined after the closing of the Transaction. The management of Pepco and Pepco Holdings believe that Pepco Holdings will have access to many sources and types of short-term and long-term capital sources at market rates. The financing for the Transaction by Pepco Holdings will not be recourse to any system companies other than Pepco Holdings.

          5. Management and Operations of Pepco and Conectiv Following the Transaction

          Following the Transaction, the Pepco Holdings board will consist of 12 persons, at least two of whom will come from the current Conectiv Board. It is expected that John M. Derrick, Jr., chairman and chief executive officer of Pepco will be chairman and chief executive officer of Pepco Holdings. It is also expected that all members of the Pepco Board of Directors immediately prior to the closing of the Transaction will be named as directors of Pepco Holdings.

          Pepco Holdings will operate from and have its headquarters in Washington, D.C. Pepco will continue its operations from its headquarters in Washington, D.C., substantially as currently operated. Conectiv will continue to maintain its headquarters in Wilmington, Delaware, and will continue to have significant operations in New Jersey and on the Delmarva Peninsula.

          Pepco Holdings will adopt Pepco's dividend policy and expects (but can give no assurances) that the annual dividend at the effective time will be $1.00 per share of Pepco Holdings common stock.

          6.   Benefits of the Transaction

          Pepco and Conectiv continually evaluate business and strategic opportunities to enhance shareholder and customer value. Pepco has had the opportunity to develop a strong working relationship with Conectiv over the years as neighbors, partners and members of PJM. The companies have complementary business strategies and similar corporate values.

          The Transaction elevates the combined company to the leading position among the mid-Atlantic delivery companies. The Transaction will double Pepco's customer base and expand its service territory by nine times. The strategic combination will improve the two companies' ability to grow earnings in the changing energy marketplace and give the combined company the size and scope needed to compete more effectively in the energy delivery and related retail services markets.

          The Transaction will create a stronger combined company, yielding significant benefits for customers, communities, shareholders, employees and the region. The combined company will become the largest electricity delivery company in the mid-Atlantic region in terms of both MW load and kWh sales with a secure energy supply based on Conectiv's mid-merit generation capabilities and Pepco's favorable supply contracts. It will also be the largest owner of transmission facilities within PJM. The combined company will serve 1.8 million customers in New Jersey, Delaware, Maryland, Virginia, and the District of Columbia.

          The combined company is expected to have a solid investment grade balance sheet, which will facilitate future growth through acquisitions or external investments.

          Customers will benefit as the system's utilities are able to support rates lower than they would otherwise, resulting from increased efficiencies that will be reflected in any new rate schedules put into effect following expiration of the restructuring transition periods currently in place./19 The efficiencies expected to result from the Transaction include the implementation of new technologies to enhance reliability and customer service at a lower cost, due to the increase in kWh sales and the number of customers in the combined company; the elimination of redundant administrative functions; the enhanced financial strength of the combined company; and the increased purchasing power of the combined company.

          While the parties believe the primary benefits of the Transaction relate to strategic growth opportunities for the combined company, the parties have identified and estimated potential cost savings as a result of the Transaction. These costs have been categorized as either "redundant" (meaning that both companies do something now but only one company will perform that activity after the merger), or "leveraged" (resulting from opportunities to take advantage of experience, capacity, and third party or vendor relationships across common support-type areas). The identified cost savings estimates are summarized below:/20

                                        Total Estimated Savings, by Category and Year (In Thousands):
                                        -------------------------------------------------------------

                                                                           One-Time
                                                 Year of     Annual        Avoided        Cumulative
           Redundant Costs:                      Savings     Savings       Cost           through 2005
           ---------------                       -------     -------       ----           ------------
           Executives                            2002          $3000           -            $12,000
           Shareholder Records                   2002           1000           -              4,000
           Annual Meetings/Report                2002            300           -              1,200
           Board of Directors                    2002            200           -                800
           Support Services                      2005           3500           -              3,500
           PJM                                   2002            400           -              1,600
                                                               -----           -            -------
           Total Redundant Costs:                             $8,400           -            $23,100
                                                              ------                        -------


------------------
19 As previously discussed, most of the retail rates of the combined company are subject to rate caps or freezes for the next several years. Applicants will reflect efficiencies achieved through the Transaction in any new rates once the rate cap or freeze ends to the extent required by the relevant state regulatory commissions.

20 The estimates on this chart do not include the cost to achieve savings.

                                                                           One-Time
                                                 Year of     Annual        Avoided        Cumulative
           Leveaged Costs:                       Savings     Savings       Cost           through 2005
           --------------                        -------     -------       ----           ------------
           Mainframe/Output Services             2004         $3,000           -               $6000
           Remittance Processing                 2004            500           -                1000
           Supply Chain                          2004          4,200           -                8400
           Legal                                 2003          1,000           -                3000
           IT Contractors/Licenses               2003           2,50           -                 750
           Insurance                             2002            300           -                1200
           IT Systems:
             SAP                                 2002/04           -      $1,850                1850
             Itron                               2002              -         250                 250
             Constr. Mgmt.                       2002              -         250                 250
                                                                   -         ---                 ---
           Total Leveraged Costs                              $9,250      $2,350             $22,700
                                                              ------      ------             -------

           Total (Redundant &
             Leveraged Costs)                                $17,650      $2,350             $45,800
                                                             =======      ======             =======

          Pepco and Conectiv will continue to operate under their existing names and are committed to maintaining management teams where they are currently headquartered. This structure will preserve the benefits of localized management and the system, as a whole, will facilitate efficient operations.

Item 2.  Fees, Commissions and Expenses

Commission registration fees                                    $    959,650

Financial advisors' fees (Pepco Holdings)                       $  9,100,000

Financial advisor's fees (Conectiv)                             $ 19,800,000

Accountant fees                                                 $    600,000

Legal fees                                                      $  7,000,000

Stockholder communication and proxy solicitation expenses       $  4,336,919

Miscellaneous                                                   $  4,000,000


         Total                                                  $ 45,796,569
                                                                 ===========

Item 3.  Applicable Statutory Provisions

     A.   Applicable Provisions

          The proposed transactions are subject to Sections 5, 6(a), 7, 9(a), 10, 11, 12 and 13 of the Act and Rules 42, 43, 45, 53, 54, 80-88 and 90-91
thereunder.

     B.   Legal Analysis

          Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

          Pepco is directly engaged in utility operations and is engaged in diversified, competitive energy and telecommunications businesses through a wholly owned non-regulated subsidiary. Conectiv is the owner of 100% of the outstanding common stock of four public utility companies, including Delmarva, ACE, CDG and CAG. As a result of the Transaction, Pepco Holdings will indirectly own more than five percent of the outstanding voting securities of Pepco and of the public utility company subsidiaries of Conectiv. As a consequence, Pepco Holdings must obtain the approval of the Commission for the acquisition under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in determining whether to approve the proposed acquisition are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

          As described below, the acquisition complies with all of the applicable provisions of Section 10 of the Act.

          1.   Section 10(b)

          Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a)(2) unless the Commission finds that:

               o such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors, or consumers;

               o in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

               o such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

               a.   Section 10(b)(1)

                    i.   Interlocking Relations

          Under Section 10(b)(1), the Commission shall approve an acquisition unless the Commission finds that "such acquisition will tend towards interlocking relations. . . ." By its nature, any merger of previously unrelated companies results in new links and relations between the companies./21 These links, however, are not the types of interlocking relations targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating efficiencies./22

          Pepco Holdings' purchase of Pepco and Conectiv does not create the type of interlocking relations prohibited by Section 10(b)(1). Following the Merger, Pepco's current

------------------
21 Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]").

22 See Section 1(b)(4) of the Act (finding that the public interests of consumers are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties . . .").

Chairman and CEO, John Derrick, will serve as Chairman of Pepco Holdings. In addition, two current directors of Conectiv will serve on the board of directors of Pepco Holdings.

          These arrangements and the representation of Conectiv on Pepco Holdings' board are necessary to integrate Conectiv fully into the Pepco Holdings System and to promote group-wide policies and practices for the efficient operation of the combined system. Such overlap is, therefore, in the public interest and in the interest of investors and consumers.

                    ii.  Concentration of Control

          Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex and irrational holding company systems," and to avoid "an excess of concentration and bigness" while preserving opportunities for the "economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system./23 In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed [to prohibit]."24 Pepco Holdings' acquisition of Conectiv will not result in a "huge system" and will avoid the "excess of concentration and bigness" which Section 10(b)(1) seeks to prevent. The Pepco Holdings System will be smaller than many other systems that have been approved by the Commission.

          The Commission has approved acquisitions involving registered holding companies with much larger public utility systems.25 As the table below shows, after the Merger, Pepco Holdings will be smaller than several other registered holding companies. The table compares Pepco and Conectiv combined on a pro forma basis to Southern Company, American Electric Power Company ("AEP"), Exelon Corp., Entergy, and Xcel Energy Inc. - all large registered holding companies.

------------------
23 American Elec. Power Co., Inc., Holding Co. Act Release No. 20633 (July 21,
1978).

24 Vermont Yankee Nuclear Corp., Holding Co. Act Release No. 15958 (Feb. 6,
1968).

25 See American Elec. Power Co., Inc. and Central and South West Corp., Holding Co. Act Release No. 27186 (June 14, 2000) ("AEP Merger Order"); and Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000).

---------------------------- ------------------------- -------------------------- -------------------------
                                                                                         Customers
                                   Total Assets           Operating Revenues
Company/26                          (million)                  (million)                   (000s)
---------------------------- ------------------------- -------------------------- -------------------------
Pepco Holdings                          $11,546                    $8,293                      1,800
(Pepco/Conectiv)
---------------------------- ------------------------- -------------------------- -------------------------
Southern Company                         29,824                    10,155                      3,998
---------------------------- ------------------------- -------------------------- -------------------------
AEP                                      47,300                    61,257                      4,930
---------------------------- ------------------------- -------------------------- -------------------------
Exelon Corp                              34,821                    15,140                      5,440
---------------------------- ------------------------- -------------------------- -------------------------
Entergy                                  25,910                     9,620                      2,600
---------------------------- ------------------------- -------------------------- -------------------------
Xcel Energy Inc.                         28,735                    15,028                      4,800*
---------------------------- ------------------------- -------------------------- -------------------------

* As reported at www.xcelenergy.com.

          Overall, Pepco Holdings' acquisition of Conectiv will not create a "complex and irrational system", but will create a company focused on reliability, competitive pricing and high quality customer service in the mid-Atlantic region. The larger size of the combined company will provide strategic scale and expertise needed to compete in changing markets.

          Finally, Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. As the Commission noted in Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to customers." Pepco Holdings, Pepco, and Conectiv have filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act") describing the effects of the acquisition on competition in the relevant market. The waiting period has terminated and the merger has been cleared for closing under the HSR Act.

          The competitive impact of the acquisition was also fully considered by FERC in proceedings under Section 203 of the Federal Power Act. As described in its Merger Policy Statement, the FERC evaluates the competitive effects of a proposed merger before deciding whether to approve the merger as "consistent with the public interest," the applicable standard of

------------------
26 As of December 31, 2001. Source: Individual companies' 2001 Annual Reports, except as stated otherwise.

review./27 In particular, under the Merger Policy Statement, the FERC considers whether a merger has an adverse effect on (1) competition in any market, (2) customer rates, and (3) the effectiveness of regulation.

          The Applicants have submitted an application to the FERC that demonstrates that all the tests in the Merger Policy Statement are satisfied and that the acquisition is in the public interest./28 Included in the FERC application is the testimony of Dr. Joe D. Pace, demonstrating that the Transaction will not have an adverse effect on competition./29 As Dr. Pace's testimony shows, Conectiv and Pepco are not business rivals in the generation market. Pepco has effectively exited the generation business and owns only 806 MW of generating capacity./30 Conectiv is greatly reducing its presence in that business. The Applicants have submitted market concentration analysis showing two potential scenarios: the first assumes that Conectiv's post-Transaction ownership of generating capacity will be 5,080 MW; the second assumes that the nuclear and NRG sales are completed and that Conectiv's post-Transaction ownership of generating capacity will be 2,878 MW./31 Total PJM capacity (exclusive of imports) is forecast to be about 63,797 MW in 2002. Under either scenario, the market concentration analysis demonstrates that the Transaction has no adverse competitive effect as it will not result in a material increase in market concentration within PJM (either considered as a whole or within the three distinct markets considered to reflect the presence, from time to time, of internal PJM transmission constraints.)/32

------------------
27 16 U.S.C.ss.824b(a). The factors that FERC focuses on in making this public interest determination are set out in its Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997) ("Merger Policy Statement").

28 The FERC application is attached hereto as Exhibit G-1.

29 Dr. Pace's testimony is attached hereto as Exhibit G-2.

30 This generation capacity is oil-fired and operates only during very limited hours of the year.

31 Dr. Pace's analysis also treats all of Conectiv's purchased capacity, as well as its minority-owned capacity as part of Conectiv's market share. As more fully discussed in the FERC application and Dr. Pace's testimony, Pepco has no control over the capacity associated with its purchased power.

32 The Applicants own immaterial amounts of non-PJM generating capacity, which was not deemed to be relevant to Dr. Pace's market concentration analysis.

          The acquisition also does not have a significant effect on vertical market power as a result of control over transmission, the siting of new generation, or fuel supplies and delivery systems. Since the Applicants participate in the PJM RTO, that is guided by FERC-approved market monitoring rules, they cannot exercise market power through control of their bulk power transmission systems. Transmission access to new generators is assured through the independent control by PJM of the Applicants' transmission systems and the Commission's open access policies.

          The Applicants' FERC application also shows that the acquisition will not adversely impact customer rates. The Applicants commit to hold wholesale requirements and transmission customers harmless from the effects of the Transaction by pledging not to charge those customers for any Transaction costs that exceed any Merger savings. In addition, due to the rate freezes or caps currently in place, the rates of the Applicants' retail customers cannot be affected by the Transaction except to the extent permitted by state regulatory commissions.

          Lastly, the acquisition will not impair effective regulation. The regulation of Pepco Holdings' utility subsidiaries will not be affected. The acquisition does not alter the corporate form of Pepco Holdings' public utility subsidiaries, which will continue to be subject to FERC regulation and (with the exception of CAG and CDG, which are subject only to FERC regulation) state regulation, in particular, as to its rates, operations and services. The FERC approved the application on September 26, 2001.

          For all these reasons, the acquisition does not result in the concentration of control of public utility companies to an extent detrimental to the public interest or the interest of investors or consumers and the Commission should find the standards of Section 10(b)(1) satisfied.

               b.   Section 10(b)(2)

                    i.   Fairness of Consideration

          Section 10(b)(2) precludes approval of the acquisition if the Commission finds that the consideration paid by Pepco Holdings for Conectiv is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets underlying the securities to be acquired. Pepco Holdings' registration statement on Form S-4 includes an extensive discussion of the analysis conducted by Merrill Lynch and Credit Suisse First Boston in arriving at their opinions./33

          As explained in the registration statement, Merrill Lynch delivered to the Pepco Board its opinion that, as of that date and based on the assumptions made, matters considered and limitations reviewed with the Pepco Board, the Pepco exchange ratio was fair from a financial point of view to the holders of Pepco Common Stock, taking into account the Conectiv Merger, and the consideration to be paid by Pepco in connection with the Conectiv Merger was fair from a financial point of view to Pepco. In addition, Credit Suisse First Boston delivered to the Conectiv Board an opinion to the effect that, as of that date, and based on and subject to the matters described in the opinion, the Conectiv Common Stock consideration was fair, from a financial point of view, to the holders of Conectiv Common Stock and the Conectiv Class A Common Stock consideration was fair, from a financial point of view, to the holders of Conectiv Class A Common Stock.

          Market prices at which securities are traded have always been strong indicators as to values. As shown in the table below, the quarterly price data, high and low, for Conectiv common stock and Conectiv Class A Common Stock (prior to, and therefore unaffected by, announcement of the Transaction) provides support that the consideration of approximately $25.00 and $21.69 per share (depending on the operation of the exchange ratio) for each share of Conectiv Common Stock or Class A Common Stock, respectively, is fair./34

------------------
33 Pepco Holdings' registration statement on Form S-4 is included as Exhibit B-2 hereto. The Merrill Lynch and Credit Suisse First Boston fairness opinions are found in Appendices D and E to the registration statement.

34 Because Pepco Common stock will be exchanged on a one-for-one basis for Pepco Holdings Common Stock, the Applicants treat those shares as equivalent.

                   Pepco Common Stock             Conectiv Common Stock            Conectiv Class A C/S
                    Price          Dividend          Price         Dividend          Price          Dividend
                                   Declared                        Declared                         Declared
               High        Low                  High       Low                  High        Low
1999
First        $26.50     $23.00     $0.415     $24.38    $19.38     $0.385     $40.00     $34.88     $0.800
Quarter
Second       $31.75     $23.13     $0.415     $25.50    $19.38     $0.220     $42.25     $34.38     $0.800
Quarter
Third        $31.31     $25.06     $0.415     $25.25    $19.00     $0.220     $43.00     $37.31     $0.800
Quarter
Fourth       $28.06     $21.25     $0.415     $20.75    $16.25     $0.220     $40.81     $26.50     $0.800
Quarter
2000
First        $27.69     $19.06     $0.415     $18.25    $13.44     $0.220     $21.75     $23.13     $0.800
Quarter
Second       $27.88     $20.94     $0.415     $18.81    $15.00     $0.220     $24.63     $19.38     $0.800
Quarter
Third        $27.44     $23.63     $0.415     $19.19    $15.50     $0.220     $25.56     $17.75     $0.800
Quarter
Fourth       $25.56     $21.50     $0.415     $20.75    $15.81     $0.220     $20.25     $8.50      $0.800
Quarter
2001
First        $24.90     $20.20     $0.415     $22.50    $17.19     $0.220     $22.80     $12.63     $0.800
Quarter
February     $21.39     $20.60     (Closing)  $21.34    $20.92     (Closing)  $22.05     $20.50     (Closing)
9, 2001*                           $21.35                          $21.00                           $22.00

* Last full trading day before the public announcement of the execution of the Merger Agreement.


          More importantly, however, the consideration agreed to by the parties was the product of arm's-length negotiation. See the summary of the companies' preliminary discussions in Item 1.D.2, supra. The Commission has found "persuasive evidence" that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arm's-length negotiations between the managements of the companies involved, supported by the opinions of financial advisors./35

          Finally, the acquisition has been submitted to and approved by the affected public shareholders, i.e., the common and preferred stockholders of Pepco and common and Class A common stockholders of Conectiv.

                    ii.  Reasonableness of Fees

          The Applicants believe that the estimated overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the transaction relative to other transactions and the anticipated benefits of the acquisition to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

------------------
35 See Southern Co., Holding Co. Act Release No. 24579 (Feb. 12, 1988).

          The fees and expenses that the Applicants expect to incur in connection with the Transaction total approximately $45.8 million. This amount represents 2.1% (based on a purchase price of $2.2 billion) of the value of the consideration to be paid by Pepco Holdings to Conectiv's stockholders. This percentage is consistent with percentages previously approved by the Commission./36

               c.   Section 10(b)(3)

          Section 10(b)(3) requires the Commission to determine whether the acquisition will unduly complicate Pepco Holdings' capital structure or be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the Pepco Holdings system.

          The proposed Transaction will not unduly complicate the capital structure of Pepco Holdings or its subsidiaries. The financing of the Transaction will not affect the priorities, preferences, voting power, or other rights of the holders of the outstanding securities of Pepco Holdings or its subsidiaries. The proposed transactions do not involve the creation of any minority interests. As a result of the Transaction, Conectiv's common stock will become wholly owned by Pepco Holdings and its publicly held debt will remain outstanding, unaffected by the Transaction. Moreover, neither Conectiv nor Pepco Holdings will have classified common stock following the Transaction. Similarly, Pepco Common Stock will be wholly owned by Pepco Holdings and Pepco preferred stock and publicly held debt will remain unaffected.

          Post-Transaction, the Applicants will fall within the seventy-to-thirty percent debt-to-common equity ratio generally prescribed by the Commission./37 On an unaudited pro forma basis, as the following table shows, assuming the Transaction was consummated on March 31, 2002, common shareholders' equity would have been 32% of Pepco Holdings' total capitalization.

------------------
36 See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000) ("New Century Energies") (fees and expenses of approximately $52 million represented approximately 1.4% of the value of the consideration to be paid for New Century Energies, Inc.); AEP Merger Order (fees and expenses of approximately $73 million represented approximately 1.1% of the value of the consideration to be paid for Central and South West Corporation); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) ("Entergy")(fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (fees and expenses of approximately 2% of the value of the assets to be acquired).

37 See, e.g., The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000) ("National Grid").

-----------------------------------------------------------------------------------------------------------
                                  Unaudited Pro Forma Capital Structure

                             (see also Item 1.C.3 for combining information)
-----------------------------------------------------------------------------------------------------------
                                                 ($ millions)               % of Total Capitalization
---------------------------------------- ------------------------------ -----------------------------------
Long-term debt (including Transaction
financing and excluding capital lease
obligations)                                     3,643.2                           40
---------------------------------------- ------------------------------ -----------------------------------

Short term debt (excluding short-term
capital lease obligations)                       2,095.0                           23
---------------------------------------- ------------------------------ -----------------------------------

Company obligated mandatorily
redeemable preferred securities of
subsidiary trust which holds solely
parent junior subordinated debentures              290.0                            3
---------------------------------------- ------------------------------ -----------------------------------

Preferred stock                                    133.1                            2
---------------------------------------- ------------------------------ -----------------------------------

Shareholders' equity                             2,921.0                           32
---------------------------------------- ------------------------------ -----------------------------------
                                                 9,082.3                          100
Total capitalization
---------------------------------------- ------------------------------ -----------------------------------

          Section 10(b)(3) also requires that a proposed acquisition not be detrimental to the public interest, the interest of the investors or consumers or the proper functioning of the resulting holding company system. As set forth more fully in the discussion of the standards of Section 10(c)(2), below, and elsewhere in this Application, the acquisition will benefit shareholders and consumers. The combination will result in a fully integrated utility system and will produce savings and benefits to the public, consumers and investors that would, quite possibly, be otherwise unavailable.

          As noted by the Commission in Entergy, "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." In this regard, following completion of the Transaction, Pepco Holdings will be a reporting company subject to the disclosure requirements of the Securities Exchange Act of 1934 that will provide investors with readily available information concerning Pepco Holdings and its subsidiary companies.

          The Transaction is also subject to various other federal and state regulatory approvals as discussed in Item 4. In particular, FERC's review and approval of the Transaction assures that there will be no significant effect to competition. The numerous regulatory reviews provide adequate protection for the public interest and the interest of customers.

          Finally, the Applicants note that the incurrence of acquisition indebtedness is not detrimental to investor's interests. As the Commission has previously recognized in the Conectiv Merger Order, under Section 7(c)(2)(A) of the Act, a registered holding company can issue other than plain vanilla securities "solely . . . for the purpose of effecting a merger, consolidation, or other reorganization." Indeed, the issue for purposes of Section 10(b)(3) is not the existence of parent-level debt per se. Rather, the question is whether it is permissible for a registered system to have debt at more than one level.

          The Commission has answered this question in the affirmative. In the 1992 amendments to Rule 52, the Commission eliminated the requirement that a public-utility subsidiary company could issue debt to nonassociates only if its parent holding company had issued no securities other than common stock and short-term debt. The rule release explains:

               Condition (6) provides that a public-utility subsidiary company may issue and sell securities to nonassociates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended that it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long-term debt and that such a transaction is subject to prior Commission approval. They further observed that other controls, that did not exist when the statute was enacted, provide assurance that such financings will not lead to abuse. These include the likely adverse reaction of rating agencies to excessive amounts of debt at the parent holding company level and the disclosure required of companies seeking public capital. The Commission agrees with these observations and also noted the power of many state utility commissions to limit the ability of utility subsidiaries to service holding company debt by restricting the payment of dividends to the parent company. The Commission concludes that this provision should be eliminated.

Exemption of Issuance and Sale of Certain Securities by Public-Utility Subsidiary Companies of Registered Public-Utility Holding Companies, Holding Co. Act Release No. 25573 (July 7, 1992).

          For these reasons, the Applicants submit that investors' interests in Pepco and Conectiv will continue to be protected and that the Commission has no basis for making a negative finding under Section 10(b)(3). The acquisition of Pepco and Conectiv by Pepco Holdings will be in the public interest and in the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

          2.   Section 10(c)

               i.   Section 10(c)(1)

          Section 10(c)(1) prohibits the Commission from approving an acquisition if it would be unlawful under the provisions of Section 8 or detrimental to carrying out the provisions of Section 11.

          Section 8 prohibits Commission approval of an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission when the state's law prohibits or requires the approval of the acquisition. In this case, the acquisition will not cause the overlap of an electric and gas utility systems and, therefore Section 8 is not applicable./38

          In addition, as explained below, the acquisition will not be detrimental to carrying out the provisions of Section 11. The primary electric operations of Conectiv and Pepco will result in a single integrated electric utility system. Integration will result primarily from the companies' membership in PJM, which is highly interconnected and coordinated, and will be accomplished by the functioning of the open, competitive markets administered by the PJM RTO. Sellers and purchasers within PJM's control area may engage in transactions among themselves through readily-accessible, OASIS-based transmission access. In addition, coordination will be further achieved through the utilization by Pepco Holdings' subsidiaries of the services of the Service Company.

          The Delmarva gas system will also result in a separate integrated gas utility system and is a permissible additional system under Section 11(b)(1)A-C (the "ABC clauses") and the Commission's order in the Conectiv Merger Order.

------------------
38 Further, the only electric and gas utilities in the combined system that serve substantially the same territory already do so in compliance with applicable state law. See Conectiv Merger Order.

                        (a). Section 11, Integrated Utility System

          Section 11 (b)(1) directs the Commission to require each registered holding company system to limit its utility operations to "a single integrated public-utility system" and "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." Section 2(a)(29)(A) defines an integrated public utility system with respect to electric utility companies as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

          The Commission has established four standards that must be met before it will find that a proposed combination of utilities will result in an integrated electric system:

          1. the combined utility assets must be physically interconnected or capable of physical interconnection ("interconnection requirement");

          2. the combined utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system ("economic and coordinated operation requirement");

          3. the system must be confined in its operations to a single area or region ("single area or region requirement"); and

          4. the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation ("no impairment requirement").

          In its review of the merger of Delmarva and ACE (which resulted in the formation of Conectiv), the Commission found that the merger of two companies interconnected through the PJM ISO and operated on an integrated basis with those of other PJM members did result in an integrated system under the Act. The Commission also held that the additional gas system of Delmarva could be retained. See Conectiv Merger Order. In addition, the Commission found that, although the electric service territories of ACE and Delmarva were not contiguous, and the companies were not directly interconnected, the combined electric properties satisfied each of the four requirements for integration by virtue of their membership in the PJM ISO. Id. As described below, the electric systems of Pepco and Conectiv also constitute an integrated system.

The PJM RTO

          Pursuant to a FERC Order issued in 1997, PJM was authorized, as an Independent System Operator, to administer transmission service under a poolwide transmission tariff and provide open access transmission service on a poolwide basis. The ISO began operation in January 1998 and is responsible for system operations and regional transmission planning. In addition, FERC decided that the independent body that operates the ISO may also operate the PJM power exchange. FERC approved the power pool's use of single, non-pancaked transmission rates to access the ten transmission systems that make up PJM. Pursuant to a rate design in effect since April 1997, each transmission owner within PJM has its own transmission rate, whereby the transmission customer will pay a single rate based on the cost of the transmission system where the generating capacity is delivered. FERC also approved, effective April 1998, locational marginal pricing for managing scarce transmission capability. This method is based on price differences in energy at the various locations on the transmission system. In March 1999, FERC approved market-based rates for pricing sales through the PJM energy market and a market monitoring plan. On July 12, 2001 the FERC conditionally granted RTO status to PJM.

The Interconnection Requirement

          The electric transmission facilities of Conectiv and Pepco are interconnected through their investment in jointly owned transmission lines in the PJM system and through the facilities of other members of the PJM RTO. Pepco and Conectiv each have investments in and are, directly or indirectly, interconnected with the EHV that traverses most of Pennsylvania. Pepco connects to the EHV directly at its Brighton substation, and Conectiv connects indirectly to EHV through a direct connection to LDV (which interconnects with EHV) at the Keeney and

Red Lion substations owned by Delmarva and the New Freedom substation, in which ACE has an ownership interest. Delmarva and ACE, together with PJM, serve as the means of interconnecting the facilities of CEH's generation subsidiaries. The PJM transmission owning members, including Pepco, ACE and Delmarva, own part of the transmission lines that connect them. Specifically, the PJM transmission owning members share the carrying costs of the EHV through an investment responsibility (of which Pepco has approximately 7.4%, Delamrva has approximately 4.7% and ACE has approximately 3.63%) and jointly own as tenants-in-common the Conemaugh-Hunterstown-Conastone 500kV line and Conemaugh 500 kV switching station (Pepco holds directly a 27% interest in the line and a 9.72% interest in the station; Delmarva holds directly a 9% interest in the line and a 3.72% interest in the station, and ACE holds directly an 8% interest in the line and a 3.83% interest in the station). The PJM transmission owning members also have investment responsibilities in recent enhancement facilities attached to the EHV system that are treated separately from the line itself. Going forward, pending FERC approval, new transmission lines in PJM will be jointly owned by the transmission owning members as a tenancy in common, creating a "virtual transco."

          The Commission has previously found the interconnection requirement satisfied on the basis of contractual rights to use a third-party's transmission lines./39 In several of these cases, holding companies had secured firm contracts to use third-party lines, and in other cases holding companies relied on participation in power pools to satisfy the physical interconnection requirement. In such situations, the Commission has focused on the actual ability of the holding company systems to access third-party transmission lines and has found that so long as there is an ability to use third-party lines, those paths are sufficient to satisfy the physical interconnection requirement.

          The Commission has also found that the interconnection requirement was satisfied through participation in a tight power pool, where the companies were indirectly interconnected through the pool transmission facilities./40 This understanding was recently

------------------
39 See Unitil Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992) ("Unitil"); Conectiv Merger Order; C&T Enterprises, Inc., Holding Co. Act Release No. 26973 (Feb. 5, 1999).

40 See Unitil and Conectiv Merger Order.

reiterated by the United States Court of Appeals for the District of Columbia Circuit in its review of the Commission's order in the AEP/CSW merger case./41

          The Applicants will use a collection of transmission access rights representing current standard techniques for operating a single interconnected and coordinated system economically under normal conditions. The interconnecting transmission paths between the Applicants will be accessible pursuant to the PJM OATT. Under the PJM OATT, PJM is required to provide open access to the PJM members' transmission lines to all parties requesting service so long as capacity is available.

          As a matter of right under Order No. 888, two utilities can arrange contractually for transmission to achieve interconnection solely by relying on an OATT. All parties, including transmission facility owners, reserve transmission services electronically through the owner's OASIS. Service is reserved for a specific amount of power and for a specific period of time, which may be as short as one hour or as long as several years. Service can also be reserved on a firm or non-firm basis. In all cases, a party will reserve service on the basis of terms and conditions that, in its business judgment, represent the economically and operationally preferable alternative. In addition, OATTs establish a hierarchy of service and a corresponding variation in cost. "Firm" service is the most reliable. It is available on a long-term (i.e., one year or more), monthly, weekly or daily basis. A transmission provider may "cut" (i.e., refuse to initiate or curtail use of the transmission for energy deliveries notwithstanding the firm reservation) only when a threat to system reliability appears, i.e., in emergency situations. All users of firm service, including the transmission facility owner with respect to its "native load," must receive equal treatment when service is cut.

The Economic and Coordinated Operation Requirement

          Where previously vertically integrated companies combined generation, transmission and distribution functions to provide a "bundled" product, delivered electricity, to retail customers within franchised service areas, under the new functionally, or operationally separated industry structure, separate companies, or separate functional/operational components

------------------
41 Nat'l Rural Elec. Coop. Ass'n, v. SEC, 2002 U.S. App. LEXIS 777 (D.C. Cir. Jan. 18, 2002).

of companies, perform the generation, merchant, transmission and distribution functions, with the goal of fostering competition in the generation sector.

          Among other things, these structural changes have resulted in the rapid development of wholesale markets through which load-serving utilities, retail aggregators, and individual retail customers are able to obtain needed electricity products. Many states, including the states in which Pepco and Conectiv operate, have implemented or are considering open access at the retail level. Where retail open access is provided, retail customers have the ability to "shop" for their electric power from a power supplier other than their traditional distribution utility. The distributor is obligated to deliver the third-party power supplies to the customer.

          The FERC has recognized that the efficient functioning of the transmission grid is critical to connecting buyers with the competitive generation markets and has promoted the formation of Regional Transmission Organizations to reduce the barriers to the free flow of power and increase reliability and transmission efficiency./42 Having evolved from a tight power pool with a history of coordinated operations, PJM is a good example of the trend towards the regionalization of electric transmission operations. Similar to what the Commission found in the Conectiv Merger Order, with regard to ACE and Delmarva, the transmission and distribution systems of Pepco and Conectiv are now used, and in the future will increasingly be used in a coordinated manner, to accomplish transfers of power between generation and load within the PJM region, because of their membership in the PJM RTO. In sum, the coordination of transmission operations within the PJM RTO effectively coordinates the operations of Pepco, ACE, Delmarva and CEH's generation subsidiaries (which currently consist of three utility subsidiaries, CDG, CAG and CPGI, and two EWGs, Conectiv Mid-Merit, Inc. and Conectiv Bethlehem, Inc.) in satisfaction of the economic and coordinated operations requirement./43

          The PJM RTO engages in coordinated activities so that its members may participate in a single market, with free-flowing inter-ties that are available, on an open-access

------------------
42 Regional Transmission Organizations, Order No. 2000, III FERC Stats. & Regs. [Regs. Preambles]P. 31,089 (1999), on reh'g, Order No. 2000-A, III FERC Stats. & Regs.P. 31,092 (2000), petitions for review pending sub nom., Pub. Util. Dist. No. 1 of Snohomish County. v. FERC, Case No. 00-1174 (D.C. Cir. Apr. 24, 2000).

43 See Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000) ("Energy East") (finding integration and coordination requirements satisfied through the combined companies' participation in NY ISO and ISO-NE). See also, Unitil (the combined electric utility assets of the companies may be operated as a single interconnected and coordinated system through their participation in NEPOOL).

basis, to purchasers and sellers of electric energy and related energy products. Also, PJM and its individual members, including ACE, Delmarva and Pepco, participate in joint pool and regional transmission planning and reliability studies. PJM operates as a non-profit organization and includes over 200 investor-owned utility ("IOU") and non-IOU members, and operates centralized power markets. In addition, PJM performs congestion management to free up transmission capacity for the most economic uses of the system.

          Although coordination between merging utilities has traditionally been shown by using joint operating agreements to dispatch generating plants on a coordinated basis,/44 as the Commission found in the Energy East/45 matter, "the fact that [the Energy East Applicants] are now essentially transmission and distribution companies does not preclude a finding that the combined electric properties are an integrated system." In addition to the coordination of their transmission systems, Pepco, ACE, Delmarva and CEH's generation subsidiaries will also be economically operated as a single interconnected and coordinated system through (1) coordinated power purchasing to satisfy their standard offer service (provider of last resort) obligations, (2) coordinated disaster response programs, (3) the sharing of utility supplies inventories, and (4) the integration of a range of central and corporate functions. The combined purchasing power of Pepco, ACE, Delmarva and CEH's generation subsidiaries can provide efficiencies in their ability to obtain economies of scale and will provide a ready market for power supplies that turn out to be in excess of one of the individual company's needs.

Single Area or Region Requirement

          The third requirement for integration; the single area or region requirement, is also satisfied. The combined post-Transaction system will extend from New Jersey to Virginia. This service area, substantially in the mid-Atlantic U.S., is essentially the same as the area found to be a single area or region in the Conectiv Merger Order. The Commission has made clear that the "single area or region" requirement does not mandate that a system's operations be confined to a small geographic area or a single state. In considering size, the Commission has consistently found that utility systems spanning multiple states satisfy the single area or region requirement of

------------------
44 See AEP Merger Order (applicants implemented a joint operating agreement to coordinate the efficient use of generating resources).

45 Energy East.

the Act./46 In addition, the high degree of operational coordination and energy trading that occurs within the PJM RTO demonstrate that the mid-Atlantic U.S. is a single area or region in both operational and economic terms.

The No Impairment Requirement

          Lastly, the combined Conectiv and Pepco system will not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. Pepco Holdings will adopt a local management structure to efficiently operate and manage the combined system. ACE and Delmarva will stay responsive to customer needs on the local level. Conectiv's operational decisions will continue to be made by Conectiv's management team, headquartered, as they are now, in Wilmington, Delaware. There will be at least two Conectiv directors on Pepco Holdings' board of directors. Pepco and Conectiv, ACE, Delmarva and CEH's generation subsidiaries will continue to be subject to the regulation of FERC and (with the exception of CAG and CDG) their respective state commissions. In sum, Pepco and Conectiv will preserve all the benefits of localized management that they currently enjoy while coordinating their management so as to achieve the economies and efficiencies of operation from the Transaction.

                        (b). Section 11, Retention of the Additional Gas System

          As the Commission found in the Conectiv Merger Order, under New Jersey, Virginia, Delaware and Pennsylvania law, Conectiv was permitted to own both the gas and electric properties that constitute the Conectiv system. Thus, the requirements of Section 8 of the Act are satisfied.

          Under Section 10(c)(1) of the Act, the Commission may not approve an acquisition that would be "detrimental to the carrying out of the provisions of
Section 11." Section 11(b)(1) of the Act generally confines the utility properties of a registered holding company to a "single integrated public-utility system," either gas or electric. An exception to the requirement of a "single system" is provided in the ABC clauses./47 A registered holding

------------------
46 See, e.g., Southern Co. Holding Co. Act Release No. 24579 (Feb. 12, 1988) (approving an electric utility system covering portions of four states) and New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (approving a utility system covering portions of five states.)

47 See, generally, NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999).

company may own one or more additional integrated public utility systems, i.e., gas as well as electric, if each system meets the criteria set forth in these clauses.

          The acquisition of the Delmarva gas system by Pepco Holdings meets the criteria contained in the ABC clauses, for the same reasons that the acquisition of the Delmarva gas system by Conectiv did. See Conectiv Merger Order. As the Commission found in the Conectiv Merger Order, after reviewing the studies submitted by Conectiv, the loss of economies resulting from the divestiture of the gas system would be significantly higher than the thresholds established in Commission precedent, thus satisfying the requirements under clause A. In addition, the Commission found that the acquisition of the Delmarva gas system by Conectiv did not raise issues under clauses B or C. The principal electric system of Conectiv and Delmarva were located in adjoining states and the combination of systems was not "so large as to impair ... the advantages of localized management, efficient operations, or the effectiveness of regulation." The same analysis applies to the acquisition of the Delmarva gas system by Pepco Holdings. Neither the relevant facts nor the applicable law changed since then.

                        (c). Non-Utility Subsidiaries

          The acquisition of Pepco and Conectiv introduces several new non-utility subsidiaries into the Pepco Holdings System, but the Applicants believe that all of Pepco and Conectiv's non-utility businesses are energy-related or otherwise retainable under the Commission's rules and precedent.

          Section 11(b)(1) limits the non-utility interests of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system," on a finding by the Commission that such interests are "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the integrated system. The Commission has interpreted these provisions to require: (i) the existence of an operating or functional relationship between the utility operations of the registered holding company and the non-utility activities sought to be retained,/48 and (ii) that the retention is in the public interest./49 A non-utility business

------------------
48 See generally, Michigan Consolidated Gas Co., Holding Co. Act Release No. 16763 (June 22, 1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971).

may also be retained if it evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources and the investment has the potential to produce benefits for investors and/or consumers./50

          Rule 58 under the Act codifies the types of permissible non-utility activities retainable by registered systems by exempting from Section 9(a) of the Act acquisitions by registered holding companies of the securities of energy-related companies or gas-related companies. With respect to energy-related companies, a holding company's aggregate investment in such energy-related companies may not exceed the greater of $50 million or 15% of the consolidated capitalization of the registered holding company. Rule 58(a)(1)(i)-(ii). Rule 58 defines "energy-related company" as a company that, directly or indirectly, derives substantially all of its revenues from certain enumerated activities such as rendering energy management services, the sale of electric and gas appliances and the development of certain energy-related technologies./51

          As discussed in Exhibit K-1 herein, each of Pepco and Conectiv's active non-utility businesses is retainable.

                    ii.  Section 10(c)(2)

          Section 10(c)(2) requires the Commission to examine whether a proposed acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. The Transaction will result in benefits to investors, consumers and the public interest and represents an opportunity for growth.

          The Transaction allows Pepco Holdings to build on the platform Pepco and Conectiv have created in PJM and reinforce the combined company's position as a leading player in the mid-Atlantic region, which is at the forefront of the electric industry's restructuring in the U.S. The addition of Conectiv's experience with gas operations strengthen Pepco

------------------
49 See, e.g., id. quoting General Public Utilities Corp., Holding Co. Act Release No. 10982 (Dec. 28, 1951); United Light and Railways Co., Holding Co. Act Release No. 12317 (Jan. 22, 1954).

50 CSW Credit, Inc., Holding Co. Act Release No. 25995 (Mar. 2, 1994); Jersey Central Power and Light Co., Holding Co. Act Release No. 24348 (Mar. 18, 1987).

51 The Act also allows registered holding companies to acquire and maintain interests in the following exempt entities: exempt telecommunications companies (Section 34), foreign utility companies (Section 33) and exempt wholesale generators (Section 32).


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


Holdings' ability to provide services that will benefit customers in today's rapidly changing U.S. energy markets. Pepco Holdings intends to continue to contribute to the current debate on the restructuring of the U.S. transmission sector.

          As previously discussed, the strategic combination will improve the two companies' ability to grow earnings in the changing energy marketplace and give the combined company the size and scope needed to compete more effectively in the energy delivery and related retail services market.

          While the primary benefits of the Transaction relate to these strategic growth opportunities for the combined companies, the parties have also identified potential cost savings from the Transaction that further establish the economies and efficiencies created by the combined system. Specifically, the parties have estimated that through 2005 there are $23.1 million in potential redundant costs that can be saved as a result of the combination, including primarily $12 million in executive management costs, $4 million in shareholder records costs and $3.5 million in support services costs. In addition, approximately $22.7 million in potential leveraged cost savings (resulting from opportunities to take advantage of experience, capacity and vendor relationships across common support-type areas) through 2005 have been identified. The largest categories of these potential savings are mainframe/output services ($6 million), supply chain ($8.4 million), legal ($3 million) and insurance ($1.2 million). The total combined estimated savings through 2005 is $45.8 million.

          Although some of the anticipated benefits discussed above are strategic and will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) are met./52 The Commission has recognized that potential benefits are entitled to be considered, regardless of whether they can be precisely estimated: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even where these are not precisely quantifiable."/53

------------------
52 See National Grid.

53 Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986) (citation omitted). See also Energy East Corp., Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential, but unquantifiable, savings).

          3.   Section 10(f)

          Section 10(f) prohibits the Commission from approving an acquisition unless the Commission is satisfied that the acquisition will be undertaken in compliance with applicable state laws. As described in Item 4, the acquisition will be consummated in compliance with all applicable state laws.

          4.   Section 11(b)(2)

          Section 11(b)(2) of the Act requires that "the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." Section 11(b)(2) also requires each registered system company "to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company," in other words, to eliminate "great-grandfather" holding companies.

          After the consummation of the Transaction, Conectiv will become a subsidiary company of Pepco Holdings and will be a holding company with respect to CEH. Pepco Holdings will be a great-grandfather company with respect to one of CEH's utility subsidiaries for an interim period after the closing. This structure, which results from the superposition of Pepco Holdings over the existing and previously approved Conectiv holding company structure, cannot be altered without a substantial tax burden./54 The creation of CEH precedes the combination of Pepco and Conectiv and occurred in response to the changes in the regulatory environment in which Conectiv conducts its electric utility business./55

------------------
54 Because of the structure of the Transaction and the cash consideration to be paid to Conectiv stockholders, under Section 355(b)(2)(D) of the Internal Revenue Code, the restructuring of any Conectiv subsidiaries as part of the Transaction and for a five year "seasoning" period thereafter in order to make the Conectiv subsidiary a direct Pepco Holdings subsidiary would be treated as a taxable distribution and would result in an immediate taxable event on the state level and a deferred taxable event on the federal level. The resulting loss that the Pepco Holdings system would experience if CEH were to be restructured as a direct subsidiary of Pepco Holdings is currently estimated to be a minimum of $36 million after taxes.

55 See Conectiv, Holding Co. Act Release No. 27192 (June 29, 2000) ("CEH Order") (authorizing the creation of CEH). In connection with the issuance of Release No. 35-27415 in File No. 70-9095 (June 7, 2001), CEH and ACE REIT agreed to register under the Act and are in fact now deemed to be so registered. All reporting requirements under the Act for CEH and ACE REIT are subsumed in the reporting requirements for Conectiv. After the Transaction, all reporting requirements under the Act for Conectiv, CEH and ACE REIT will be subsumed in the reporting requirements for Pepco Holdings.

          As discussed in the CEH Order, CEH was formed as a wholly owned intermediate holding company to hold ownership interests previously held by Delmarva and ACE in mid-merit generating facilities. CEH owns 100% of the stock of ACE REIT, CESI/56, CDG and CPGI. In addition, ACE REIT owns 100% of the interests in CAG, a merchant generation company. CEH's subsidiaries CDG, CAG and CPGI are utilities within the meaning of the Act. Thus, at the creation of CEH, Conectiv was already a great-grandfather company with regard to ACE-REIT's subsidiary CAG. The Commission in the CEH Order expressly approved this structure./57

          In this respect, the CEH Order simply follows the precedent established in a number of recent cases in which the Commission has permitted the existence of holding company structures containing three or more layers (i.e., a "great-grandfather holding company"). Generally, the Commission found that under the facts of each case, the corporate structure did not implicate the abuses that section 11(b)(2) was designed to address, i.e., the pyramiding of holding company groups with the interposition of one or more holding companies between the ultimate parent holding company and the operating companies, and the issuance, at each level of the structure, of different classes of debt or stock with unequal voting rights./58 In addition, as described in more detail in the separate Application-Declaration on Form U-1 filed by the Pepco Holdings system companies with respect to post-Transaction financing activities (File No. 70-9947), the Applicants are in the process of seeking the necessary approvals to obtain exempt wholesale generator (or EWG) status for the utility subsidiaries of CEH and ACE REIT, which, once obtained, will result in CEH and ACE REIT ceasing to be holding companies within the meaning of the Act.

------------------
56 Named Delmarva Energy Company at the time of the Conectiv Merger Order and later renamed.

57 In the CEH Order, the Commission observed that it would not, under certain circumstances, deem intermediate holding companies to be holding companies for the purposes of Section 11(b)(2) of the Act, where the intermediate holding company was a special purpose entity designed for the sole purpose of capturing economic efficiencies that might otherwise be lost.

58 National Grid, Energy East, Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000), KeySpan Corp., Holding Co. Act Release No. 27271 (Nov. 7,
2000).

          The Transaction will not result in a change in the corporate structure of the Conectiv and CEH subsidiaries (other than the superposition of Pepco Holdings as the holding company of Conectiv). Neither Conectiv nor CEH or their subsidiaries will borrow or issue any security or pledge any assets to finance the Transaction./59 Thus, implementation of the proposed Transaction structure will not result in an unduly complicated capital structure of the Conectiv system, to the detriment of protected interests. Consequently, it is appropriate to "look through" the intermediate holding companies (or to treat the intermediate holding companies and Conectiv as a single company) for purposes of the analysis under Section 11(b)(2) of the Act. Additionally, in this case, the economic benefits associated with the retention of the additional corporate layers outweighs the potential for harm and the possibility that there could be a recurrence of the financial abuses that the Act was intended to eliminate. It is the intention of Pepco Holdings to have all of the direct and indirect subsidiaries of CEH engaged in generation activities designated as EWGs as soon as possible after the Merger but not later than 1 year following completion of the Merger. At the time that FERC applications for EWG status are filed with respect to such CEH subsidiaries, CEH and ACE REIT will make the appropriate filings for deregistration with the Commission.

          These circumstances support a finding that the corporate structure resulting from the proposed Transaction will not unduly or unnecessarily complicate the corporate structure, or unfairly or inequitably distribute voting power among security holders of the holding company system.

          5.   Section 13 - Intra-system Provision of Services

          After consummation of the Transaction, and during the transition period described herein, both CRP (which may be renamed after the Transaction is completed) and Pepco will provide Pepco Holdings, Conectiv, Pepco and other system companies with certain system wide administrative, management and support services such as, for example, executive management, financial services and human resources. All services provided to Pepco Holdings or to both Pepco or any of its current subsidiaries ("Pepco companies") and Conectiv or any of its current subsidiaries ("Conectiv companies") by either CRP or Pepco will be billed and allocated through

------------------
59 Conectiv's existing medium term notes, $250 million aggregate principle amount outstanding at March 31, 2001, are not redeemable at the option of Conectiv without prepayment of the present value of all future interest payments, and will remain outstanding at the closing of the Transaction. These debt securities were issued prior to, and are not related to, the Transaction.

CRP in accordance with a Revised CRP Service Agreement submitted herein as Exhibit J-1. In addition to these services that are immediately provided on a system wide basis, during the transition period the parties intend to maintain many of their currently existing internal service relationships. As a result, during the transition period not all services will be provided on a system-wide basis and CRP will continue to provide certain services solely to Conectiv companies, while Pepco companies will continue to provide services solely to Pepco companies. The Applicants have not yet completed their analysis of how best to accomplish the goal of centralizing the service functions in the combined company. The Applicants believe that this task is not capable of being completed until after the companies are in fact merged. Therefore, the Applicants propose certain interim arrangements described below. Once this analysis is completed, Pepco Holdings will consolidate the provision of services in CRP, which will be a first tier system service company, as appropriate and subject to Commission approval.

Transition Period

          During a transition period, defined below, the Applicants propose to have CRP function as an interim service company through which system wide services are allocated and billed. CRP will provide services to Pepco Holdings as well as both Pepco companies and Conectiv companies and these services will be allocated and billed in accordance with the revised CRP service company agreement. In addition, some Pepco employees will provide services to Pepco Holdings and Pepco companies and Conectiv companies. Pepco will bill these services to CRP at cost determined in accordance with Rules 90 and 91 of the Act, and CRP will then allocate and bill the costs to the appropriate system companies in accordance with the revised CRP service company agreement. During the transition period, CRP will either be a direct or indirect subsidiary of Pepco Holdings. Pepco Holdings intends to reorganize CRP as a first tier subsidiary shortly after consummation of the Transaction.

          In addition to providing system wide services, during the transition period, CRP will continue to provide certain services solely to Conectiv companies, while Pepco companies will continue to provide certain services solely to Pepco companies. All such services provided by either CRP or Pepco companies for which an exemption is not requested herein under the caption "Other Services" would be charged at cost as determined by Rules 90 and 91 of the Act. If allocation is appropriate, charges for services provided by Pepco companies to other Pepco


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


companies, and charges for services provided by CRP to Conectiv companies, will be allocated using an approved allocation formula from the Revised CRP service company agreement.

          Exhibit J-1 and J-2 herein consist of a revised service company agreement, which is based on the existing and approved CRP service company agreement and CRP's service company policy and procedures that will govern intra-system provision of services during the transition period. All system wide services provided during the transition period will be provided either by CRP or by Pepco, serving as an agent of CRP. With respect to such services provided by Pepco, CRP will retain the billing and cost allocation function for the system. Following the transition period, Pepco will not provide intra-system services except as permitted by rule promulgated by the Commission or as specifically authorized in a subsequent order of the Commission.

          The services to be provided during the transition period may include the following:

          (a) Executive Management, including the services of the Chairman, CEO, President, COO, Corporate Secretary and supporting staff;

          (b) Financial Services, including corporate planning; strategic planning; budgeting; treasury and finance including risk management, cash management, financing, and funded plans administration; investor relations; shareholder services, accounting services including general ledger, corporate accounting, accounts payable, payroll, asset and project accounting; tax accounting services; regulatory affairs; insurance and claims processing; and insurance and claims administration;

          (c) Human Resource Services, including compensation and benefit services; personnel, employment and staffing; employee/labor relations; skills training and management development; performance improvement; and organizational development;

          (d) Legal and Internal Audit Services, including internal audit services and legal counsel related to general corporate issues;

          (e) Procurement and Administrative Services, including security, asset protection and investigative services; purchasing and storeroom management; procurement and materials management; vehicle resource management, including company vehicle maintenance; general


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


services including mail, graphics, records management and other office services; building services including facilities management and building maintenance; and real estate services, including rights-of-way;

          (f) Customer Services, including customer service centers, billing, credit and collections, cash remittance processing, administrative & technical support, quality assurance and training, as well as a separate group that provides billing of non-energy materials and services;

          (g) Marketing Services, including sales; market product and sales planning; market and customer research; direct response marketing; marketing communication; and general corporate advertising/branding;

          (h) Information Technology Services, including employee labor, contractors, and other operating support of voice and information technology services, which currently include the following: solutions management, including applications delivery and support; information management, including data administration and security; operations management mainframe support; help desk; desktop support; network support; consulting services, including business technology management; mid- range operations, support for non-mainframe, non-network systems; general management and administration;

          (i) Communications Services, including general corporate communications; governmental affairs; community relations; sponsorships & contributions; and employee communications;

          (j) Environmental and Safety Services, including oversight of environmental concerns related to air, water, land and waste, as well as compliance with relevant regulations; reporting and compliance with safety regulations, and oversight of corporate safety awareness programs;

          (k) Regulated Electric and Gas Delivery Services, including the following electric and gas delivery services: delivery senior management; delivery business planning including, asset management, business planning, financial analysis, distribution planning, engineering standards, interconnection planning and arrangements, transmission planning, and value added services; engineering services including distribution, substation and transmission engineering,


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


system protection, drafting and construction management; system operations services including senior management, finance director and administrative support, electric and energy system operations, distribution operations, and operations planning and analysis; electric maintenance services including non-regional management and administrative support; forestry supervision; meter shop; other delivery services including process improvement, training, safety, performance analysis, benchmarking, and enabling systems;

          (l) Energy Business Services, including energy senior management, financial analysis and generation, as well as non-regulated operations and management; merchant functions including marketing, portfolio management, risk management, and strategic planning; and supply engineering and support including technical support and project management; and

          (m) Internal Consulting Services, including consulting in areas such as the alignment of people, processes and technologies with a goal of improving productivity and reducing costs for a business line or shared service department.

The services provided by CRP will be billed under the Revised CRP Service Company Agreement. The system wide services provided by Pepco will also be billed under the Revised CRP Service Company Agreement.

          As noted above, Applicants intend to restructure CRP as a direct subsidiary of Pepco Holdings and following the transition period further expand CRP's role to provide more centralized services and request that they be allowed to maintain their interim service company arrangements until the later of January 1, 2003 or approval of new service company arrangements by the Commission (the "transition period"). Applicants commit to file, within six months of the consummation of the Transaction, an application including a revised service agreement and service company policy and procedures that address the final service company arrangements to be proposed. Consistent with CRP's current operations, the headquarters of the service company will be in the same location as Pepco Holdings' headquarters (currently in Washington, D.C.) while system company personnel may be located at various system locations as appropriate for the service provided.

          Applicants believe that their approach to service company arrangements provides them with the appropriate degree of flexibility to integrate their operations in a manner consistent with applicable laws and regulations./60 Accordingly, the Applicants request authorization to implement their transitional services proposal, as described herein.

Restriction on Amendments

          During the transition period, no change in the organization of CRP, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder shall be made unless and until CRP shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify CRP within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until CRP shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

Interaction with FERC Policy

          All services provided by Pepco Holdings system companies to other Pepco Holdings system companies will be in accordance with the requirements of
Section 13 of the Act and the rules promulgated thereunder. Pepco Holdings is aware that questions concerning the FERC's policy in this area are likely to arise with respect to affiliate transactions with system companies that are public utilities under the Federal Power Act. In connection with the FERC authorization, the applicants in that matter represented that they would abide by FERC policy with respect to any transaction between any member company of the Pepco Holdings system and any of its subsidiary or affiliated companies. The FERC intra-corporate transactions policy, with respect to non-power goods and services, generally requires that affiliates or associates of a

------------------
60 See New Century Energies (authorizing delay in implementation of services company arrangements to accommodate the need to develop systems to implement fully the desired accounting requirements or for other reasons). See also First Energy Corp., GPU, Inc. et al., Holding Co. Act Release No. 27459 (Oct. 29,
2001); Emera Incorporated, Holding Co. Act Release No. 27445 (Oct. 1, 2001); Kansas City Power & Light Company, Holding Co. Act Release No. 27436 (Sep. 7,
2001); KeySpan Corporation et al., Holding Co. Act Release No. 27272 (Nov. 8,
2000); NiSource, Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000); Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000); Energy East Corp. et al., Holding Co. Act Release No. 27248 (Oct. 13, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999).

public utility not sell non-power goods and services to the public utility at a price above market; and sales of non-power goods and services by a public utility to its affiliates or associates be at the public utility's cost for such goods and services or market value for such goods and services, whichever is higher.

          The Applicants recognize that affiliate transactions among the member companies of Pepco Holdings will be subject of the jurisdiction of the Commission under Section 13(b) of the Act and the rules and regulations thereunder. That section generally requires that affiliate transactions involving system utilities be "at cost, fairly and equitably allocated among such companies." See also Rule 90. Nonetheless, Pepco Holdings believes that, as a practical matter, there should not be any irreconcilable inconsistency between the application of the Commission's "at cost" standard and the FERC's policies with respect to intra-system transactions as applied to Pepco Holdings.

          On this basis, the Applicants believe that Pepco Holdings will be able to comply with the requirements of both the FERC and the "at cost" and fair and equitable allocation of cost requirements of Section 13, including Rules 87, 90 and 91 thereunder, for all services, sales and construction contracts between associate companies and with the holding company parent unless otherwise permitted by the Commission by rule or order./61

Other Services

          The Applicants hereby request an exemption from the at-cost requirements of rules 90 and 91 for services rendered by Pepco Holdings nonutility subsidiaries to certain other Pepco Holdings nonutility subsidiaries, if one or more of the following conditions apply:

          (i) the purchasing nonutility subsidiary is a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation and sale of electric energy within the United States;

------------------
61 Under circumstances of divergent cost and market prices such that both the FERC and SEC pricing standards could not be reconciled if the transaction was performed, Service Company will comply by refraining from performing the affected service, sales or construction contract.


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


          (ii) the purchasing nonutility subsidiary is an EWG that sells electricity at market-based rates that have been approved by the FERC or the relevant state public utility commission, provided that the purchaser is not one of Pepco Holdings' regulated public utility subsidiaries;

          (iii) the purchasing nonutility subsidiary is a "qualifying facility" ("QF") under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing the electricity for their own use and not for resale, or to a electric utility company (other than one of Pepco Holdings' regulated public utility subsidiaries) at the purchaser's "avoided costs" as determined under the regulations under PURPA; and

          (iv) the purchasing nonutility subsidiary is an EWG or QF that sells electricity at rates based upon its cost of service, as approved by the FERC or any state public utility commission having jurisdiction, provided that the purchaser of the electricity is not one of Pepco Holdings' regulated public utility subsidiaries.

          The nonutility subsidiaries described in clauses (i)-(iv) are referred to collectively below as "Exempt Nonutility Companies." To the extent not exempt or otherwise authorized, Applicants request an exemption from the at-cost requirements of rules 90 and 91 for services rendered to any Exempt Nonutility Company that (a) is partially owned, provided that the ultimate purchaser of the services is not a regulated public utility subsidiary of Pepco Holdings, (b) is engaged solely in the business of developing, owning, operating and/or providing services to Exempt Nonutility Companies, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

          The Commission has granted exemptions from the at-cost requirement transactions that "involve special or unusual circumstances or are not in the ordinary course of business."/62 In addition, the Commission has previously granted exemptions under section 13(b) in circumstances where a market rate would not adversely affect consumers. Orders granting an exemption from the at-cost requirement involve power projects that (1) do not derive their

------------------
62 Section 13(b) further provides an exception for transactions with an associate company that does not derive, directly or indirectly, any material part of its income from sources within the United States and which is not a public-utility company operating within the United States.


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


income from sales of electricity within the United States, (2) sell electricity at rates that have been approved by federal or state regulators, (3) sell electricity to industrial or commercial customers at arms-length negotiated rates, or (4) sell electricity, but not to associate companies that are retail public-utility companies, at rates based upon cost of service and approved by federal or state regulators./63 Applicants submit that this request for exemption is similar to those that have been previously granted, where structural protections to protect consumers against any adverse effect of pricing at market rates were in place./64

          Pepco's indirect wholly owned subsidiaries W. A. Chester LLC and W. A. Chester Corporation are in the business of installing and maintaining utility cable systems. These companies currently provide services to Pepco at market rates under contracts entered into before they became part of a registered system and will continue to operate under these contracts for the existing term of the contracts. Upon consummation of the Transaction, any new service arrangements between these companies and Pepco will be priced at cost, as required under Rules 90 and 91 of the Act.

          In conjunction with its sale to Edison Place, LLC of the property on which the new headquarters building was built, Pepco entered into a lease arrangement with Edison Place, LLC pursuant to which Pepco rents office space in the new headquarters building from Edison Place. This 15 year lease was entered into before Pepco and Edison Place were part of a registered system and contains rent arrangements that Pepco believes are more favorable to it than other available options in the market. The rent arrangements were not determined in accordance with the provisions of Rules 90 and 91 of the Act but were an integral part of the property sale between Pepco and Edison Place. Pepco and Edison Place request authorization to leave the existing lease in place until the expiration of its term.

          In its Application before the Commission relating to securitization bonds to be issued by a subsidiary of ACE (File No. 70-9899), Conectiv has requested an exception from the

------------------
63 See, e.g., Entergy Corp., Holding Co. Act Release No. 26322 (June 30, 1995); Southern Co., Holding Co. Act Release No. 26212 (Dec. 30, 1994); Central and South West Corp., Holding Co. Act Release No. 26887 (June 19, 1998).

64 See Progress Energy, et al., Holding Co. Act Release No. 27297 (Dec. 12.
2000); Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22,
1999)


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


"at cost" standards for fees relating to the servicing of such bonds. Any such authorization granted pursuant thereto shall continue following consummation of the Transaction.

          6.   Nonutility Reorganizations

          Applicants propose to restructure the nonutility subsidiaries from time to time as may be necessary or appropriate in the furtherance of the Pepco Holdings authorized non-utility activities. To that end, Pepco Holdings requests authorization for the period beginning on the effective date of an order issued pursuant to this filing and continuing to and including June 30, 2005, to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future non-utility subsidiaries. Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

          Reorganizations could involve the acquisition of one or more new subsidiaries to acquire and hold direct or indirect interests in any or all of Pepco Holdings' existing or future authorized non-utility businesses. Restructuring could also involve the transfer of existing subsidiaries, or portions of existing businesses, to Pepco Holdings or among the Pepco Holdings non-utility subsidiaries and/or the re-incorporation of existing subsidiaries in a different jurisdiction. Following any such reorganization, Pepco Holdings will continue to hold, directly or indirectly, the same interest in the voting securities of the non-utility subsidiary as immediately prior to the reorganization. This would enable Pepco Holdings to consolidate similar businesses and to participate effectively in authorized non-utility activities, without the need to apply for or receive additional Commission approval.

          The direct or indirect newly created non-utility holding company subsidiaries referred to above might be corporations, partnerships, limited liability companies or other entities in which Pepco Holdings, directly or indirectly, will have a 100% voting equity interest. These subsidiaries would engage only in businesses to the extent Pepco Holdings is authorized, whether by statute, rule, regulation or order, to engage in those businesses. Pepco Holdings does not seek authorization to acquire an interest in any nonassociate company as part of the authority requested in this application and states that the reorganization will not result in the entry by Pepco Holdings into a new, unauthorized line of business.


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


          As previously noted, the first such reorganization is expected to occur shortly after the consummation of the Transaction, when Pepco and Pepco Holdings will effect transactions by which PCI, PES and PepCom will become first tier subsidiaries of Pepco Holdings.

          7. Authorization to Engage in Energy-Related Activities Outside of the United States

          Pepco Holdings, on behalf of any current or future non-utility subsidiaries, requests authority for such non-utility subsidiaries to engage in certain "energy-related" activities outside the United States for the period beginning on the effective date of an order issued pursuant to this filing and continuing to and including June 30, 2005.

          Such activities may include:

          (i) the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing");

          (ii) energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; and


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


          (iii) engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

          The Applicants request that the Commission (i) authorize non-utility subsidiaries to engage in Energy Marketing activities in Canada and reserve jurisdiction over Energy Marketing activities outside of Canada pending completion of the record in this proceeding,/65 (ii) authorize non-utility subsidiaries to provide Energy Management Services and Consulting Services anywhere outside the United States,/66 and (iii) reserve jurisdiction over other activities of non-utility subsidiaries outside the United States, pending completion of the record.

          The Applicants note that Conectiv's non-utility subsidiaries already have authorization from the Commission to provide the services referred to in this Application through its Rule 58 subsidiaries (Holding Co. Act Release No. 27464 (Nov. 8, 2001). Pepco Holdings requests that this authorization be extended to its other non-utility subsidiaries.

          8.   Tax Allocation Agreement

          The Applicants ask the Commission to approve the entering into and maintenance of an agreement for the allocation of consolidated tax among the companies within the Pepco Holdings system (the "Tax Allocation Agreement"). Approval is necessary because the Tax

------------------
65 See NiSource Inc. et al., Holding Co. Act Release No. 27265 (Nov. 1, 2000); Southern Energy, Inc., Holding Co. Act Release No. 27020 (May 13, 1999) (supplemental order amending prior order to permit registered holding company subsidiary to engage in power and gas marketing activities in Canada and reserving jurisdiction over such activities outside the United States and Canada); Interstate Energy Corp., Holding Co. Act Release No. 27069 (Aug. 26,
1999). See also National Fuel Gas Co., Holding Co. Act Release No. 27114 (Dec. 16, 1999).

66 The Commission has authorized non-utility subsidiaries of a registered holding company to sell similarly-defined energy management services and technical consulting services to customers outside the United States. See NiSource Inc. et al., Holding Co. Act Release No. 27265 (Nov. 1, 2000); Columbia Gas System, Inc., Holding Co. Act Release No. 26498 (Mar. 25, 1996); Cinergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999).


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


Allocation Agreement provides for the retention by Pepco Holdings of payments for tax losses that it has incurred in connection with financing or refinancing approximately $700 million of the cash consideration to be paid in the Transaction, rather than the allocation of such losses to its subsidiaries without payment as would otherwise be required by Rule 45(c)(5). A copy of the proposed Tax Allocation Agreement is filed as Exhibit J-3.

          Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that no approval is required for a tax allocation agreement between eligible associate companies in registered holding company system, that "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Of interest here, Rule 45(c)(5) provides that:

          The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits.

          Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a). In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between associate companies, on the one hand, and subsidiary companies, on the other, represented a policy decision to preclude the holding


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


company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the 1935 Act. Holding Co. Act Release No. 21968 (Mar. 18, 1981), citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-482.

          It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company is seeking only to receive payment for tax losses that have been generated by it, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address. Compare
Section 12(a) of the Act.

          As a result of financing or refinancing a portion of the cash consideration for the Transaction, Pepco Holdings will be creating tax credits that are non-recourse to its subsidiaries. As a result, Pepco Holdings should retain the benefits of those tax credits. Accordingly, the Applicants request that the Commission approve the entering into and maintenance of the Tax Allocation Agreement./67

          Filing of Certificates of Notification

          Pepco Holdings will file a Rule 24 certificate within 60 days of the end of any of the first three calendar quarters and 90 days after the end of the last calendar quarter if, during such calendar quarter, a consolidated federal income tax return has been filed, with information showing the calculation of the portion of Pepco Holdings' loss that is attributable to interest expense on the Merger acquisition indebtedness and a spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group. This Rule 24 certificate may be combined with the quarterly Rule 24 certificate to be filed pursuant to the financing application in File No. 70-9947.

------------------
67 See, National Grid. See also, Progress Energy, Inc., Holding Co. Act Release No. 27522 (April 18, 2002).


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          9.   Rule 54 Analysis

          Rule 54 provides that the Commission shall consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or FUCOs (referred to collectively as "Exempt Projects") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. Under Rule 53, in determining whether to approve the issue or sale of a security by Pepco Holdings to finance an Exempt Project investment, the Commission must consider the circumstances surrounding the proposed issuance and, if the issuance cannot qualify for the safe harbor in Rule 53(a), the applicant must demonstrate under Rule 53(c) that the proposed Exempt Project financing will not have an adverse impact on the financial integrity of the registered holding company system, any utility subsidiary, its customers or on the ability of state commissions to protect such subsidiary or customers.

          On a pro forma combined basis, Pepco Holdings' aggregate investment, as defined in Rule 53(a), in Exempt Projects as of March 31, 2002 was $1,006.2 million. As of March 31, 2002, Pepco Holdings' unaudited pro forma combined retained earnings calculated in accordance with U.S. GAAP was $970.5 million (which amount would be $1,182.8 million absent the accounting effect of the Merger). Consequently, aggregate investment in Exempt Projects as a percentage of Pepco Holding's unaudited pro forma combined retained earnings was approximately 104% as of March 31, 2002. Applicants note that the related financing application (File No. 70-9947) includes a request for authorization for Pepco Holdings to invest up to 100% of consolidated retained earnings plus $3.5 billion in EWGs and FUCOs. As set forth below, Applicants meet the requirements of Rule 53(c) as their investments in Exempt Projects will not have an adverse impact on the financial integrity of the registered holding company system, any utility subsidiary, its customers or on the ability of state commissions to protect such subsidiary or customers.


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


     1.   Project review procedures/risk mitigation

          Pepco Holdings will subject potential investments in Exempt Projects to a series of rigorous project review screens before committing any funds, and once funds have been invested, Pepco Holdings will closely monitor project performance, using effective techniques to mitigate project risks.

          A thorough review of operating assumptions relating to any project will include an analysis of fuel supply and environmental effects by appropriate internal or external personnel. Other operating risks may be mitigated by equipment warranties and various forms of insurance, as appropriate.

          Pepco Holdings will perform detailed analysis to ensure that an EWG will be able to produce energy at competitive prices and that sufficient demand will be available for the output and engage in commodity hedging activities to protect the expected cash flow from the project.

          Financing risks will be minimized by attempting to obtain the maximum amount of permanent financing that is available at a reasonable cost. Wherever practicable, Pepco Holdings will finance Exempt Projects with non-recourse debt.

          Pepco Holdings will seek to minimize interest rate risk by borrowing at a fixed rate or through the use of interest rate hedging strategies. The goal will be to limit the effects of rising interest rates on the economics of the project.

          By involving counsel in the entire scope of the project, legal risks will be mitigated. Counsel will include in its review regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertaking of third parties, the status of title to property and the obligations inherent in the financing arrangements.

          Pepco Holdings' portfolio diversification approach will serve to mitigate the risks presented by any single project. Open access transmission service and the growing demand for new generating capacity also mitigate risks of domestic EWG projects.


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


     2.   Prior investments

          Through Conectiv and Pepco, Pepco Holdings has considerable experience with generation projects and foreign utility investments, including both Exempt Projects and non-exempt projects.

     3.   Current financial condition

          Credit ratings, capitalization ratios, and other financial factors attest that Pepco Holdings and Pepco, ACE and Delmarva are in sound financial condition.

          As of May 14, 2002, the senior unsecured debt of each of Pepco, ACE and Delmarva was rated "investment grade" by both of the major rating agencies. The senior unsecured debt of Pepco Holdings was rated "investment grade" by Moody's. Standard & Poor's has not yet issued a senior unsecured debt rating for Pepco Holdings but it is anticipated that such rating will be "investment grade" when it is issued.

          As a result of the terms and conditions applicable to the general financing authorization sought in the financing application, the Pepco Holdings system's authority under the Act to engage in financing transactions would be restricted in the event Pepco Holdings' senior unsecured debt falls below investment grade. Specifically, Pepco Holdings has committed that without further authorization from the Commission, it will not issue any additional debt to finance investments in Exempt Projects if, upon original issuance, Pepco Holdings' senior unsecured debt obligations are not rated investment grade by at least one of the major ratings agencies.

          As of the date of the Merger, the common equity ratios of Pepco Holdings, Pepco, ACE,/68 and Delmarva will exceed the Commission's traditional 30% standard. Pursuant to the terms and conditions applicable to the general financing authorization sought herein, significant restrictions come into play if Pepco Holdings' common equity ratio would fall below 30%. In that event, without a further order from the Commission, Pepco Holdings would be precluded from issuing any additional debt.

------------------
68 As discussed in the financing application, Pepco Holdings has requested that ACE's required common equity ratio be reduced in the event that ACE Transition Funding issues up to $1.7 billion of securitization securities. Also in the financing application, Pepco Holdings has requested that the Commission reserve jurisdiction over the reduction in ACE's required common equity ratio pending completion of the record in File No. 70-9899.


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


          Additional investments in Exempt Projects will not have a negative impact on any of Pepco, ACE or Delmarva's abilities to fund their operations since these companies will not depend on Pepco Holdings for capital. In the financing application, Pepco Holdings noted that it is anticipated that Pepco, ACE and Delmarva will finance their capital needs entirely with their own internal funds and proceeds of external financings by them during the period for which financing authority is sought in the financing application. Pepco Holdings does not currently anticipate a need to make any equity investments in Pepco, ACE or Delmarva over the course of the time period for which authorization for the Mergers is requested or financing authorization is sought in the financing application.

     4.   Protection of Operating Utility Companies; State Letters

          Pepco, ACE and Delmarva will remain insulated from the direct effects of EWG and FUCO investments.

          All of Pepco Holdings' Exempt Projects will be legally and structurally separate from Pepco, ACE and Delmarva. Consequently, any losses in connection with Exempt Projects would have no direct effect on the wholesale or retail electric or gas rates of these companies.

          Pepco Holdings affirms that it will not seek recovery through higher rates to the utility customers of Pepco, ACE or Delmarva in order to compensate Pepco Holdings for any losses it may sustain on investments in any Exempt Projects or for any inadequate returns on those investments.

          Pepco Holdings affirms that it will comply with the other conditions of rule 53(a) conferring specific protections on customers of Pepco, ACE and Delmarva and their state commissions, namely:

     o the requirements of rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding Exempt Projects;

     o the requirements of rule 53(a)(3) regarding the limitation on the use of employees of Pepco, ACE and Delmarva in connection with providing services to Exempt Projects; and

     o the requirement of rule 53(a)(4) regarding filing of copies of applications and reports.

          With respect to relevant financial benchmarks specifically contemplated by the terms of rule 53, none of the conditions enumerated in paragraph (b) thereof is applicable. Pepco


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Holdings affirms that it will notify the Commission in writing if any of the circumstances described in rule 53(b) arise during the period for which authorization for the Mergers is requested or financing authorization is sought in the financing application.

          Pepco Holdings will remain in compliance with the requirements of Rule 53(a), other than Rule 53(a)(1), at all times during the period for which authorization for the Mergers is requested or financing authorization is sought in the financing application.

          Further, in addition to providing the affected state commissions with copies of FUCO notices filed with this Commission and EWG applications filed with the FERC apprising the state commissions of each specific project in which Pepco Holdings invests, Pepco Holdings agrees to furnish to these state commissions, concurrently with submission to the Commission, copies of the quarterly reports Pepco Holdings files in the financing application docket pursuant to rule 24.

          Finally, Pepco Holdings has obtained letters from the state commissions to the Commission stating that, based on the commitments of Pepco Holdings and subject to the qualifications referred to or stated in the letters, Pepco Holdings' investment in Exempt Projects up to the Pepco Holdings Exempt Project Limit will not have an adverse impact on the respective state commission's ability to protect Pepco, ACE and Delmarva or their retail customers.

Item 4.  Regulatory Approvals

          The federal and state regulatory requirements described below must be complied with before the Applicants can complete the Transaction. All of the necessary approvals described herein have been obtained.

          State Approvals

          Delaware

          Delmarva is subject to the jurisdiction of the Delaware Commission as a public utility. The approval of the Delaware Commission is required before a Delaware public utility may directly or indirectly merge or consolidate with any other person or company. Delaware Commission approval is also required before any person may directly or indirectly acquire control of a Delaware public utility. To grant its approval, the Delaware Commission must find that the Transaction is to be made in accordance with law, for a proper purpose and is consistent


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


with the public interest. Pepco Holdings and Delmarva filed an application seeking the approval of the Delaware Commission consistent with these requirements. On March 19, 2002, the Delaware Commission issued an order approving this application.

          Maryland

          The Maryland Commission is granted general authority to supervise and regulate public utilities with operations in the State of Maryland. Both Pepco and Delmarva have utility operations in the State of Maryland. Pepco and Conectiv have filed an application with the Maryland Commission under the Commission's general authority to determine whether the Transaction will have an adverse effect on the relevant Maryland franchises. On April 10, 2002, the Maryland Commission issued an order approving this application.

          New Jersey

          ACE is subject to the jurisdiction of the NJBPU as a public utility. The approval of the NJBPU is required before any person may directly or indirectly acquire control of a New Jersey public utility. In considering a request to acquire control of a public utility, the NJBPU evaluates the impact of the acquisition on competition, on the ratepayers affected by the acquisition of control, on the employees of the affected public utility or utilities, and on the provision of safe and adequate utility service at just and reasonable rates. Pepco Holdings and ACE filed an application seeking the approval of the NJBPU consistent with these requirements. On July 8, 2002, the NJBPU issued an order approving this application.

          ACE has operations that are considered "industrial establishments" under New Jersey's Industrial Site Recovery Act. Under that Act, filings with and clearances from the New Jersey Department of Environmental Protection are required for any direct or indirect change of ownership of an industrial establishment. However, if a transaction involves only the indirect owner of an industrial establishment with another owner and the indirect owner's assets would have been unavailable for remediation under the Industrial Site Recovery Act, the transaction is not subject to the requirements of that Act. While we do not believe that any filings or clearances are required for the Transaction, Pepco Holdings, Conectiv and ACE may make filings with the New Jersey Department of Environmental Protection as deemed appropriate, including seeking a letter of non- applicability for the Transaction with respect to the Industrial Site Recovery Act.


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


          Pennsylvania

          Delmarva and ACE each own minority interests in electric generating stations and related transmission lines located in Pennsylvania and thus are considered Pennsylvania public utilities. The approval of the Pennsylvania Public Utility Commission ("Pennsylvania Commission") is required for a Pennsylvania public utility to directly or indirectly transfer any public utility property located in Pennsylvania. To grant its approval, the Pennsylvania Commission must find that the Transaction is necessary or proper for the service, accommodation, convenience or safety of the public. Pepco Holdings, Delmarva and ACE filed an application seeking the approval of the Pennsylvania Commission consistent with these requirements. On October 15, 2001, the Pennsylvania Commission issued an order, approving the joint application.

          Virginia

          Delmarva provides utility service in Virginia and is subject to the jurisdiction of the Virginia State Corporation Commission ("Virginia Commission") as a public service company and a public utility. Because of its ownership of transmission lines in Virginia, Pepco is subject to the jurisdiction of the Virginia Commission as a public utility for limited purposes. The Virginia Commission must approve the acquisition of any Virginia public utility and the disposition of any utility assets located in Virginia. The applicants must show that the provision of adequate service at just and reasonable rates will not be threatened or impaired by the Transaction. Delmarva and Pepco filed an application seeking the approvals of the Virginia Commission consistent with these requirements. The Virginia Commission has issued an order on November 1, 2001, approving the application.

          District of Columbia

          Pepco is subject to the jurisdiction of the DC Commission. Pepco Holdings will not become a public utility as a result of the Transaction. However, in view of the DC Commission's plenary authority over the operations of Pepco, Pepco filed an application for approval of the Transaction with the DC Commission. On May 1, 2002, the DC Commission issued an order approving this application.

          No other state utility regulatory approvals are required with respect to the merger.


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          Federal Approvals

          Antitrust

          Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the Federal Trade Commission ("FTC"), the Transaction may not be consummated until Pepco Holdings, Pepco and Conectiv file notifications and provide specified information to the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements are satisfied. A review process under the HSR Act is undertaken for the purpose of determining whether a proposed transaction will have an adverse effect on competition in the marketplace in which the companies involved in that transaction currently operate. Since the Transaction falls within the scope of the transactions to which the HSR Act is applicable, the companies must file notifications with, and present information to, the Department of Justice and the FTC so as to provide an opportunity for the Department of Justice, the FTC and the public to evaluate whether the proposed Transaction might have any such anti-competitive effects. Even after the HSR Act waiting period expires or terminates, the FTC or the Antitrust Division of the Department of Justice may later challenge the Transaction on antitrust grounds. If the transaction is not completed within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, the parties would be required to submit new information under the HSR Act and a new waiting period would begin. On July 6, 2001, the parties filed their notification and report forms under the HSR Act with the FTC and the Antitrust Division of the Department of Justice.

          Federal Power Act

          The FERC must approve the Transaction. Under Section 203 of the Federal Power Act, the FERC is directed to approve a merger if it finds such merger consistent with the public interest. In reviewing a merger, the FERC generally evaluates:

          o    whether the merger will adversely affect competition;

          o    whether the merger will adversely affect rates; and

          o    whether the merger will impair the effectiveness of regulation.


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


          The parties have filed an application with the FERC requesting approval of the Transaction under the Federal Power Act. FERC issued an order approving the Transaction on September 26, 2001.

          The Communications Act

          The Communications Act of 1934 prohibits the transfer, assignment or disposal in any manner of any construction permit or station license or any related rights, to any person without approval from the Federal Communications Commission. The Federal Communications Commission will approve a transfer of control if it serves the public convenience, interest and necessity. We will seek the necessary approval from the Federal Communications Commission for the transfer of control of licenses held by Pepco, Starpower Communications, L.L.C., Delmarva, ACE, and CCI.

          No other federal regulatory approvals, other than the approval of this Commission, are required with respect to the Merger.

Item 5.  Procedure

          The requisite notice under Rule 23 with respect to the filing of this Application-Declaration was issued on March 26, 2002, and specified a date not later than April 16, 2002 by which comments may be entered and a date not later than April 16, 2002 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. One letter asking for an extension of time to make comments was filed during the comment period; however this request was withdrawn on May 21, 2002.

          The Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the Transaction and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.


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Item 6.  Exhibits and Financial Statements

Exhibits

A-1 Form of Amended and Restated Certificate of Incorporation of Pepco Holdings, Inc., incorporated by reference to Annex B to Pepco Holdings, Inc.'s Registration Statement in Exhibit B-2, hereto.

A-2 Form of Amended and Restated Bylaws of Pepco Holdings, Inc., incorporated by reference to Annex C to Pepco Holdings, Inc.'s Registration Statement `s Registration Statement in Exhibit B-2, hereto.

A-3 Charter of Pepco, incorporated by reference to Pepco's Annual Report on Form 10-K, filed on March 27, 2000, SEC File No. 1-1072.

A-4 Bylaws of Potomac Electric Power Company, as amended through January 25, 2001, incorporated by reference to Pepco's 2000 Annual Report on Form 10-K, filed on March 23, 2001, SEC File No. 1-1072.

A-5 Restated Certificate of Incorporation of Conectiv, incorporated by reference to Conectiv's Current Report on Form 8-K, filed on March 6, 1998, SEC File No. 1-13895.

A-6 Conectiv's Bylaws as amended October 26, 1999, incorporated by reference to Conectiv's 2000 Annual Report on Form 10-K filed on March 15, 2001, SEC File No. 1-13895.

B-1 Agreement and Plan of Merger, dated as of February 9, 2001 among Potomac Electric Power Company, Pepco Holdings, Inc. and Conectiv, incorporated by reference to Annex A to Pepco Holdings, Inc.'s Registration Statement in Exhibit B-2, hereto.

B-2 Pepco Holdings, Inc. Registration Statement on Form S-4, filed on May 30, 2001, incorporated by reference to SEC File No. 333-57042.

C-1  Application to the Delaware Public Service Commission (previously filed).

C-2  Application to the Maryland Public Service Commission (previously filed).

C-3  Application to the New Jersey Board of Public Utilities (previously filed).

C-4 Application to the Pennsylvania Public Utility Commission (previously filed).


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C-5  Application to the Virginia State Corporation Commission (previously filed).

C-6 Application to the District of Columbia Public Service Commission (previously filed).

C-7  Order of the Delaware Public Service Commission.

C-8  Order of the Maryland Public Service Commission.

C-9  Order of the New Jersey Board of Public Utilities.

C-10 Order of the Pennsylvania Public Utility Commission (previously filed).

C-11 Order of the Virginia State Corporation Commission (previously filed).

C-12 Order of the District of Columbia Public Service Commission.

D-1  Map of Pepco's service territory (previously filed on Form SE).

D-2  Map of ACE and Delmarva's service territory (previously filed on Form SE).

D-3  Map of PJM Interconnection Transmission Owners (previously filed on Form
     SE).

E-1  Opinion of Counsel - Pepco.

E-2  Opinion of Counsel - Conectiv.

F-2  Past tense opinion of counsel - Pepco (to be filed by amendment).

F-3  Past tense opinion of counsel - Conectiv (to be filed by amendment).

G-1  Application to the Federal Energy Regulatory Commission (previously filed).

G-2 Testimony of Joe D. Pace as filed with the Federal Energy Regulatory Commission (previously filed).

G-3  Order of the Federal Energy Regulatory Commission (previously filed).

H-1 Pepco's 2001 Annual Report on Form 10-K, filed on March 29, 2002, incorporated by reference to SEC File No. 1-1072.

H-2 Conectiv's 2001 Annual Report on Form 10-K filed on March 19, 2002, incorporated by reference to SEC File No. 1-13895.

H-3 Pepco's Quarterly Report on Form 10-Q, filed on May 2, 2001, incorporated by reference to SEC File No. 1-1072.


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


H-4  Withdrawn

H-5  Withdrawn

H-6 Conectiv's Quarterly Report on Form 10-Q, filed on May 15, 2002, incorporated by reference to SEC File No. 1-13895.

I-1  Proposed Form of Notice (previously filed).

J-1  Revised CRP Service Agreement (previously filed).

J-2  CRP Policy and Procedures (included in Exhibit J-1) (previously filed).

J-3  Form of Tax Allocation Agreement.

K-1  Description of Pepco and Conectiv Subsidiaries - Revised.

M-1  Post-Transaction Corporate Chart (previously filed on Form SE)

M-2 Supplemental Information regarding the Edison Place lease (previously filed pursuant to a request for confidential treatment)

N-1 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (included as Annex D to Pepco Holdings' Registration Statement in Exhibit B-2, hereto).

N-2 Opinion of Credit Suisse First Boston Corporation (included as Annex E to Pepco Holdings' Registration Statement in Exhibit B-2, hereto).

Financial Statements

FS-1 Pepco's Consolidated Balance Sheet as of December 31, 2001 and the quarter ended March 31, 2002, incorporated by reference to Pepco's Annual Report on Form 10-K filed on March 29, 2001, and Quarterly Report on Form 10-Q filed on May 10, 2002, SEC File No. 1-1072.

FS-2 Pepco's Consolidated Statement of Earnings for the year ended December 31,
     2001 and the quarter ended March 31, 2002, incorporated by reference to Pepco's Annual Report on Form 10-K filed on March 29, 2002, and Quarterly Report on Form 10-Q filed on May 10, 2002, SEC File No. 1-1072.

FS-3 Pepco's Consolidated Statements of Shareholders' Equity and Comprehensive
     Income for the year ended December 31, 2001 and the quarter ended March 31, 2002,


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


     incorporated by reference to Pepco's Annual Report on Form 10-K filed on March 29, 2002, and Quarterly Report on Form 10-Q filed on May 10, 2002, SEC File No. 1-1072.

FS-4 Pepco's Consolidated Statement of Cash Flows for the year ended December
     31, 2000, incorporated by reference to Pepco's Annual Report on Form 10-K filed on March 29, 2002, and Quarterly Report on Form 10-Q filed on May 10, 2002, SEC File No. 1-1072.

FS-5 Notes to Consolidated Financial Statements, incorporated by reference to Pepco's Annual Report on Form 10-K filed on March 29, 2002 and Quarterly Report on Form 10-Q filed on May 10, 2002, SEC File No. 1-1072.

FS-6 Conectiv's Consolidated Statement of Income for the year ended December 31,
     2001 and the quarter ended March 31, 2002, incorporated by reference to Conectiv's 2001 Annual Report on Form 10-K filed on March 19, 2002 and Quarterly Report on Form 10-Q filed on May 15, 2002, SEC File No. 1-13895.

FS-7 Conectiv's Consolidated Statement of Cash Flows for the year ended December
     31, 2001 and the quarter ended March 31, 2002, incorporated by reference to Conectiv's 2001 Annual Report on Form 10-K filed on March 19, 2002 and Quarterly Report on Form 10-Q filed on May 15, 2002, SEC File No. 1-13895.

FS-8 Conectiv's Consolidated Balance Sheets as of December 31, 2001 and the quarter ended March 31, 2002, incorporated by reference to Conectiv's 2001 Annual Report on Form 10-K filed on March 19, 2002 and Quarterly Report on Form 10-Q filed on May 15, 2002, SEC File No. 1-13895.

FS-9 Conectiv's Consolidated Statement of Changes in Common Stockholders' Equity for the year ended December 31, 2001 and the quarter ended March 31, 2002, incorporated by reference to Conectiv's 2001 Annual Report on Form 10-K filed on March 19, 2002 and Quarterly Report on Form 10-Q filed on May 15, 2002, SEC File No. 1-13895.

FS-10 Notes to Consolidated Financial Statements, Conectiv's 2001 Annual Report on Form 10-K filed on March 19, 2002 and Quarterly Report on Form 10-Q filed on May 15, 2002, incorporated by reference to SEC File No. 1-13895.


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


FS-11 Pepco Holdings Unaudited Pro Forma Combined Statement of Income for the three months ending March 31, 2002, incorporated by reference to PHI's Current Report on Form 8-K filed on June 7, 2002, SEC File No. 000-33049.

FS-12 Pepco Holdings Unaudited Pro Forma Combined Statement of Income for the year ended December 31, 2001, incorporated by reference to PHI's Current Report on Form 8-K filed on June 7, 2002, SEC File No. 000-33049.

FS-14 Pepco Holdings Unaudited Pro Forma Combined Balance Sheet as of March 31,
      2002, incorporated by reference to PHI's Current Report on Form 8-K filed on June 7, 2002, SEC File No. 000-33049.

FS-15 Notes to Unaudited Pro Forma Combined Financial Statements of Pepco
      Holdings, incorporated by reference to PHI's Current Report on Form 8-K filed on June 7, 2002, SEC File No. 000-33049.

Item 7.  Information as to Environmental Effects.

          The proposed Transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.


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


                                    SIGNATURE



          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this pre-effective Amendment to an Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


Date:  July 24, 2002


                                   PEPCO HOLDINGS, INC.



                                   By:  /s/ Dennis R. Wraase
                                        Name: Dennis R. Wraase
                                        Title: President


                                   CONECTIV


                                   By:  /s/ Peter G. Clark
                                        Name: Peter F. Clark
                                        Title: Vice President, General Counsel &
                                        Secretary


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


                             Index of Defined Terms


ABC clauses...................................................................45
ACE............................................................................6
ACE REIT.......................................................................8
Act............................................................................1
Application....................................................................1
ATC...........................................................................12
BGS...........................................................................15
CAG............................................................................8
Cancelled Stock...............................................................16
CCI............................................................................9
CDG............................................................................8
CEH............................................................................7
Class A Share Consideration...................................................17
Class A Stock Exchange Ratio..................................................17
Conectiv Cash Consideration...................................................17
Conectiv Class A Stock........................................................16
Conectiv Common Stock.........................................................16
Conectiv Common Stock Cash Consideration".....................................17
Conectiv Common Stock Exchange Ratio..........................................17
Conectiv Common Stock Share Consideration.....................................17
Conectiv companies"...........................................................58
Conectiv Merger"..............................................................16
Conectiv Share Consideration..................................................17
Conectiv Stock................................................................16
Consulting Services...........................................................68
COSC...........................................................................8
CPGI...........................................................................8
CRP............................................................................3
CTS............................................................................9
D.C............................................................................4
D.C. Agreement................................................................14
D.C. Commission...............................................................14
Delaware Commission...........................................................15
Delmarva.......................................................................6
Edison.........................................................................5
EHV............................................................................5
Energy Management Services....................................................67
Energy Marketing..............................................................67
Energy Services................................................................3
FERC...........................................................................5
FTC...........................................................................75
Generation Procurement Credit.................................................14
GPC...........................................................................15
HSR Act.......................................................................37
HVAC..........................................................................68
interconnection requirement...................................................46
Intermediate Subsidiaries.....................................................66
IOU...........................................................................50
ISO............................................................................5
LDV............................................................................9
Maryland Commission...........................................................13
Merger Sub A..................................................................15
Merger Sub B..................................................................15
Merger Subs...................................................................15
Mergers........................................................................2
Merrill Lynch.................................................................22
NJBPU.........................................................................15
OASIS..........................................................................5
OATT..........................................................................12
PCI............................................................................3
Pennsylvania Commission.......................................................74
Pepco..........................................................................1
Pepco Common Stock............................................................16
Pepco companies...............................................................58
Pepco Holdings.................................................................1
Pepco Holdings Common Stock...................................................17
Pepco Merger..................................................................16
Pepco Merger Consideration....................................................17
PepCom.........................................................................3
PES............................................................................3
PJM............................................................................1
POM............................................................................4
PURPA.........................................................................64
QF............................................................................64
RTO...........................................................................11
SE.............................................................................9
Tax Allocation Agreement......................................................69
Transaction....................................................................1
Trust..........................................................................5
Virginia Commission...........................................................74